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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                   FORM 10-SB
                            ------------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934

                           1ST NET TECHNOLOGIES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                   COLORADO                                      33-0756798
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                              LAWRENCE K. KIMBALL
                            CHIEF FINANCIAL OFFICER
                           1ST NET TECHNOLOGIES, INC.
                           11423 WEST BERNARDO COURT
                          SAN DIEGO, CALIFORNIA 92127
                                 (858) 675-4449
     (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                WITH COPIES TO:

                             KRESIMIR PEHARDA, ESQ.
                          MANNING MARDER & WOLFE, LLP
                      45TH FLOOR AT FIRST INTERSTATE TOWER
                             707 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90017
                                 (213) 624-6900

                   Issuer's telephone number: (858) 675-4449

     Securities to be registered pursuant to Section 12(b) of the Act: None

       Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

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                               TABLE OF CONTENTS


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COVER PAGE..................................................    1
TABLE OF CONTENTS...........................................    2

PART I

DESCRIPTION OF BUSINESS.....................................    3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   23
DESCRIPTION OF PROPERTY.....................................   27
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................   28
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
  PERSONNEL.................................................   29
EXECUTIVE COMPENSATION......................................   30
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   31
DESCRIPTION OF SECURITIES...................................   32

PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
  EQUITY AND OTHER SHAREHOLDER MATTERS......................   34
LEGAL PROCEEDINGS...........................................   34
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...............   34
RECENT SALES OF UNREGISTERED SECURITIES.....................   35
INDEMNIFICATION OF DIRECTORS AND OFFICERS...................   35

PART III

EXHIBITS AND FINANCIAL STATEMENTS...........................   37
SIGNATURES..................................................   39

PART F/S

CONTENTS....................................................  F-1
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                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 3.

ITEM 1. DESCRIPTION OF BUSINESS.

     1st Net Technologies, Inc., a Colorado corporation (with our subsidiaries, "1st Net" or "we"), is an Internet products and services company specializing in enabling core technologies. These technologies support a new paradigm pioneered by us, called "Content Based Routing and Delivery", designed to control and monitor information, telephony and video services in a single Internet platform. We compete for revenues from Internet commerce.

     1st Net was incorporated in Colorado on May 14, 1990 as Snow Eagle Investments, Inc. We were inactive from 1990 until 1997. On April 2, 1997, we acquired the assets of 1st Net Technologies, LLC, a California limited liability company. On April 22, 1997, we amended and restated our Articles of Incorporation to change our name to 1st Net Technologies, Inc. In 1997, we commenced business operations. In 1998, we filed a 15c-211 application with the National Association of Securities Dealers ("NASD") for quotation of certain of our shares on the Over-the-Counter ("OTC") Bulletin Board under the stock symbol "FNTT". The NASD approved our application on November 12, 1998.

     1st Net has four subsidiaries: Children's Technology Group, Inc., a Nevada corporation; Spirit 32 Development Corporation, a Colorado corporation; Mariah Communications, Inc. a Colorado corporation; and, SSP Management Corporation, a Colorado corporation. We acquired these subsidiaries in a period from August 1998 through May 1999.

OUR COMPANY

     We are a provider of E-business software, financial and business information portals, services and solutions that enable our clients to build, deploy and maintain Web sites on the Internet. We first established our presence on the Internet in 1995 by creating one of the first-ever Internet malls, 1st NetZing Mall (the "Mall"). We now offer a diverse assortment of Internet products and services with marketplace-acknowledged database capturing abilities. Database capturing allows us to identify consumer interest and route relevant content. Traditionally, content was delivered to the consumer in various forms, including television, telephone, radio and mail. We are now focused on consolidating content delivery systems into a single medium -- the Internet.

     Our principal business is the creation of Web sites for private and publicly-traded companies, as well as the development and marketing of E-commerce transaction-based Internet technologies. Our Online Investor Relations Program offers unique "Corporate Due Diligence Web Sites" that provide worldwide dissemination of information, usually for a particular publicly-traded company, directed toward existing or potential shareholders and the investment community at-large. In addition to publishing valuable content, our Web site services enable our clients to conduct E-commerce and run Web applications. Our Web site services include personalized domain registration, the creation of a customized and dynamic Web sites which offers information such as executive summaries, management biographies, shareholder reports, financial information, SEC filings, "E"-mail, and online stock quotes and charts. We also provide our clients with the means to communicate with their constituencies through our information management system, "Envoy Express", which allows Web site users to opt into the site's subscription database. We manage our clients' databases by constantly updating, sorting and maintaining online access. We believe our database services are superior to those offered by our competition because of our password-protected Web interfaces, our capability to run spontaneous queries over the Internet, and our ability to provide our clients with the option of analyzing their own database quickly over the Internet. Our methods for developing these databases are proprietary and closely guarded by us.

     We are continuing to develop a range of Internet products, including private label community Web browsers, an E-mail database capture software program, and technologies to develop online communities. We have also built popular online portals, including iporoadshow.net, otcdigest.com, smallcapdigest.com,

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otcjournal.com, Angelnetwork.com, and investmentopportunity.com that provide financial resources to a select audience. These Web sites target communities of individual investors and financial analysts, providing valuable information about public companies and their upcoming online roadshows, Webcasts, and video presentations.

     Our Mall at www.1stnetmall.com offers our client companies a place to advertise and sell their products and services. The Mall is attractive to advertisers because of the significant number of visitors to this Web site. Consumers can make online purchases at the Mall with a simple click of a button. At this time, the Mall is not generating any revenue for us.

INDUSTRY OVERVIEW

     GROWTH OF THE WEB

     In fewer than five years, the Web has emerged as a universal, rapidly growing online business medium enabling millions of users worldwide to share information, conduct E-commerce, and access business applications. According to International Data Corporation ("IDC"), the number of Web users worldwide will grow from an estimated $50 billion at the end of 1998 to an estimated $733 billion by the end of 2002. The explosive growth of the Web as an online business medium has been fueled by a number of factors, including an increased awareness of the revenue, cost and performance benefits from using the Web to conduct business, and the large and growing number of Web users. We believe this cycle of growth will accelerate as an increasing number of consumers become Web users and businesses respond by building and enhancing their online Web sites which will attract more users. IDC reported that the number of Web site addresses, or URLs, is expected to grow from 300 million in 1997 to 3.2 billion in 2000.

     As developing or enhancing a Web presence becomes increasingly important to businesses, business Web sites are becoming more complex. As the Web's importance has grown, businesses have applied advances in Internet technology to convert business Web sites from static "billboards" to sophisticated E-business Web sites where businesses can interact with customers, employees, suppliers and distributors in a unique manner. E-business sites may contain hundreds of pages, audio and video content, provide access to data, or "E-publishing", provide online commerce, or "E-commerce" capabilities, and run Web applications, or "E-applications" such as interactive forms. E-business Web sites are rapidly becoming a strategic necessity for many companies as they discover how conducting business online can enhance revenues, reduce costs and improve performance.

     THE CHALLENGE OF BUILDING A BUSINESS WEB SITE

     Although it has become relatively easy to access the Web, it is difficult and expensive to build an effective Web presence. The challenges of building a successful Internet Web site require solutions that address planning, design, building and deployment, as well as Web site promotion and maintenance after the Web site is placed online. Companies are often also faced with a difficult "make or buy" decision, either to build a Web site internally, through a third-party service provider, or through available "off-the-shelf" applications. Key factors influencing their choice of solutions include ease and flexibility of building, construction time, and the cost and flexibility of later maintaining and enhancing their Web site. In addition, the Web utilizes multiple standards and platforms, including different Web browsers, database and Web servers, which increase the complexity of building a site that operates in multiple environments.

     Virtually all businesses desire to access the opportunities presented by the Internet, but face a difficult decision about how to construct and maintain their own Web site. Web site building products generally require programming expertise for hypertext mark-up language, or "HTML", and hence are technically difficult to use. Web-building products and online services tend to target consumers with personal "home page" building tools and casual desktop users with the ability to publish only simple, static information. While in-house programmers may provide technical coding, hiring internal resources is typically expensive and may not provide the flexibility required to maintain dynamic, evolving Web sites.

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     The evolution of businesses computing through an Internet-based infrastructure has also created enormous complexity and produced significant challenges, similar to those faced by companies as they moved from mainframe computing to client-server environments. At that time, the need to manage complex client-server environments gave rise to a large market for network and systems management solutions. Those solutions, however, were not designed for an Internet-based infrastructure. As a result, they do not adequately address today's new challenges, including connectivity, management of endpoints outside of the firewall, security requirements of a public network, and massive scalability, all of which are critically important when communicating and delivering services across the Internet.

     These challenges have created the need for a new Internet services solution that incorporates not only the development of a corporate Web site, but supports E-business communications and services across the extended Web network. We believe that the majority of businesses have not yet strategically embraced the Web. Those businesses which have a Web presence often need to upgrade their Web sites with important, new functions like E-commerce and Internet protocol telephony, or otherwise improve their Web site features and promotions. Public companies have more sophisticated Web site requirements and often desire profiles of their company over the Internet to gain exposure to financial analysts and investors. Packaged Web-building software programs do not address these specific needs. A third-party service provider with expertise in the capital markets, technical Web design, programming, maintenance, and Internet promotions, is the practical answer for public companies that want to embrace the Internet.

1ST NET'S SOLUTION

     We provide E-business products and services that enable small businesses, as well as large enterprises, to develop and maintain Web sites and to communicate effectively on the Internet. We are developing community Web browsers, in addition, that enable consumers to efficiently "surf" the Internet. Our E-business solutions help businesses develop Web sites to publish content relevant to investors and analysts, conduct E-commerce, create a list of visitors to their Web site, and run E-applications. We collaborate with our client companies to offer products and professional services uniquely suited to fulfill a client's Internet market and online needs.

     Smaller businesses require practical help to build or enhance their Web sites quickly and efficiently, to add key functions like E-commerce, Web applications, proprietary E-mail lists, Web-interactive business cards, and Internet telephony protocol applications, and to work with a variety of industry standards and platforms. Our professional services group is experienced in all facets of Web site development, maintenance, and promotion, including site layout and design, page building, content management, and integration of sites with existing corporate applications.

1ST NET'S STRATEGY

     Our strategy is to establish ourselves as a "one-stop-shop" provider of E-business solutions by leveraging our position as a provider of Web services, Internet telephony protocol applications, and E-business software. As more companies seek Internet market solutions for capturing the explosive growth of the Web as an online business medium, we believe our E-business products, services and resources should serve as a desirable point of departure. Our Internet telephony protocol capabilities, Internet financial and business portals, our proprietary E-mail lists software, and professional E-mail and Web site development, maintenance and promotion services uniquely position us to expand our E-business solutions. Three key beliefs underlie our business strategy:

     ENABLING INFORMATION TECHNOLOGIES ARE CONVERGING

     The Internet, in general (and E-commerce, in particular), is transforming the way we transact business. Our proprietary Content-Based Routing and Delivery Systems represents a completely new approach to distributing information. The entire integration of communications, the Internet, cable, fiber optics/copper, and cellular services, will increasingly be repackaged as a bundled service, and delivered by a single source, for less than the cost of those services purchased separately.

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     We anticipate that our subsidiaries' Internet telephony protocol system and
Wisper radio frequency wireless voice and data technology will create an entirely new paradigm in "least cost routing", with tightly integrated technological solutions that transcend today's telecomputing applications.
Rather than electing to pioneer technology at considerable time and expense, like Microsoft or Intel, we acquire existing technologies and tightly integrate them for ready market acceptance and maximum economic impact.

     AT THEIR CORE, MEDIA IN THE INFORMATION AGE IS CONTENT-BASED

     In their most raw form, information is comprised of nothing more than organized patterns of 0s and 1s. This is true whether the content is video, sound, information, or problem-solving algorithms. Until recently, these media in general, and underlying technologies in particular, have been discrete entities. Now, with rapid consolidation in the technology marketplace, including the mergers of AOL/Netscape, AT&T/Time Warner, Disney/InfoSeek, Yahoo/Geocities, USA Networks/Lycos, and @Home/Exite, we are witnessing the birth of the next generation in communications. These mega-mergers are repackaging content for consumers and using either size, bandwidth, vertical integration, or the "community play" to build value for their customers and shareholders.

     CONTENT IS INEXTRICABLY TIED TO A DELIVERY SYSTEM

     Without exception, all content must have a delivery system to be practical. In the past, systems were designed for a specific type of content. Television, for instance, was delivered via television signals and required both broadcast capability and a television set to receive the signal. Telephone services require both switching and handset equipment. Internet services require a computer and backbone. Suddenly, many of these delivery systems have merged capabilities to produce a greater value-added service offering. In the foreseeable future, we believe this trend will continue until many of the current industries will cease to be recognizable in their current form, as organizations become "full service content providers." In other words, telephone companies will not be just telephone companies, Internet service providers will not be just Internet service providers, and entertainment companies will not just use existing delivery systems. A new industry, CBD (Content-Based Delivery), is emerging from the economic need to be competitive and to provide an all-inclusive blended service package. In the eyes of the consumer, it may be unnecessary to buy services from multiple service providers when they are conveniently available from a single provider at a more competitive price.

     We have developed a unique four-step business concept that capitalizes on the driving forces of converging technology and the importance of delivering key content to target affinity groups. We believe this model represents the next generation in information technology companies. Our strategy of building niche, online communities with our proprietary Content-Based Routing and Delivery System is set forth below:

          - Capture the Desktops. The process begins by capturing the desktops of affinity groups with community browsers. These "portals to the Internet" contain vital information and applications that are unique and specific to the needs of each affinity group. For example, we are developing a community browser for the diabetics market in conjunction with MediQuik Services, Inc., a publicly-traded medical device company.

          - Build and Manage Custom Databases. With our community browsers as the gateway to the Internet for specific online communities, we can capture the names and other information provided by community members, and thereby build and manage custom databases for each client constituency.

          - Route Key Content. We route key content from other content providers to a client community. This enables us to deliver select content without requiring our clients to develop it directly. For example, we have made the latest books on diabetes treatment from Amazon.com available directly on our diabetic's community browser.

          - Facilitating E-commerce. By facilitating E-commerce directly through our community browsers, we use transaction-based and revenue-sharing models to develop a revenue stream for all business

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     transacted online. For example, diabetics now have the ability to join a managed care program and purchase discounted pharmaceuticals directly online.

PRODUCTS AND SERVICES

     We provide solutions for two broad categories of customers: large and small business enterprises requiring professional Internet services, and individual consumers who desire to browse, obtain financial information, and communicate over the Web.

     1ST NET'S PROFESSIONAL WEB SITE AND PROMOTIONAL SERVICES

     We specialize in developing online investor relations programs for publicly-traded companies. We help public companies leverage their worldwide exposure and improve online shareholder relations and ongoing communications by combining our broad financial expertise with proprietary online marketing and database management systems.

     Corporate Due Diligence Web Sites. We design, develop and host corporate due diligence Web sites for publicly-traded companies. These Web sites generally provide the following information:

     - Capitalization information

     - Executive summaries

     - Management biographical data

     - Financial statements

     - Press releases

     - A photo gallery

     - Reprints of relevant articles

     - Current and historical stock prices

     - Shareholder reports

     - Audio and video streaming of select content

     - Identification of the company's transfer agent

     - Identification of market-makers for the company's equity

     - Password-protected real time database management systems

     - SEC reports

     - Traffic analysis in real time, and

     - Extensive proprietary online marketing

     Customer Web Sites Built By Us. Our professional services group is engaged in a wide range of Web site projects that have required a rapid Web site building cycle, a combination of rich content and transaction processing capability, interactivity, personalization, and deployment on a variety of Web browsers from multiple server platforms. Set forth below are some examples of sites we have constructed, or are constructing, which are representative of our Web site building capabilities:

          - laforza.com is the site of Laforza Automobiles, Inc., a manufacturer of luxurious, Italian-made sports utility vehicles and its division, Monster Motorsports, an after-market customizer of high-end, high-performance sports cars, including Mazda Miatas. The site features E-commerce functionality, allowing customers to view the cars, and compare prices. The site is maintained by three people.

          - lexoninc.com is the site of Lexon, Inc., a company engaged in research and development of Ebaf assay, a proprietary blood screening test to detect colon, ovarian and testicular cancer.

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          - nofear.com is a state-of-the-art Web site presently under development of No Fear, Inc., one of the world's largest action sports and apparel retail companies. Constructed in cooperation with Direct Systems Support, an IBM Premier Partner, we expect to launch this site in October 1999. It will support E-commerce transactions, allow customers to browse No Fear's selection of products, enable No Fear personnel to contribute up-to-the-minute content, and feature video-streaming of music and action sports.

     INTERNET MARKETING SERVICES

     We specialize in online marketing campaigns of products and services which provide our clients with a significant advantage over their competition. Some of these specialized services include: search engine indexing, meta-tag auditing, news-group postings, targeted marketing campaigns, and targeted E-mail programs. We also employ other proprietary marketing strategies. To improve the marketing effectiveness of our clients' Web sites, we typically enhance ongoing campaigns initiated by our clients. We have identified the following eleven vital components of a successful marketing program:

     - Publicly announcing a client's Web site with Internet search engines and directories

     - Issuing press releases

     - Issuing announcements in newsgroups

     - Participating in E-mail lists

     - Obtaining links from other Web sites

     - Purchasing advertising banners on other Web sites

     - Coordinating on-site events

     - Publishing an E-newsletter

     - Conducting a direct E-marketing campaign

     - Integrating the client's traditional marketing and sales programs with our services, and

     - Measuring the results and revising accordingly

     E-MAIL SERVICES AND SOFTWARE

     While most companies and organizations have Web sites, they often lack the underlying sophisticated database systems to capture the names of visitors and then sort them by select criteria for ongoing marketing and sales efforts. This year we developed a new line of products, called Envoy Express, specifically to fill this need. Our first such product, Envoy Mail, is a full-featured, Web-based E-mailing and database management system that represents the "best of breed" functionality of any mailing list system available today. Adding Envoy Mail to a Web site enables a company to offer visitors to its Web site the opportunity to join the company's E-mailing list. The list can then be stored on our secure database server or at the client's location. Through our Envoy Express administrator Web site, a client may then send personalized announcements about its products and services to list members. The company may also instantly view Web interface statistics with a click of the mouse. Eventually, we intend to develop and introduce "Envoy CD", which will provide our clients with many of these same functions in a CD format.

     E-mail is now an increasingly essential means of communication, with both the number of E-mail users and usage levels per individual projected to increase significantly. E-mail has the highest usage of any service on the Internet. In an October 1998 Jupiter Communications/NFO Interactive survey, approximately 93 percent of respondents reported using E-mail regularly. According to the Jupiter/NFO survey, there are over three times as many online users who regularly use E-mail as there are viewing or creating a personal homepage, visiting a sports, music or games related site, or participating in online chat. At the end of 1998, there were approximately 325 million E-mailboxes worldwide, an increase of 64 percent from a year before, according to a study by Electronic Mail & Messaging Systems. Forrester Research, a publicly-traded

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independent research firm which provides analysis of a range of technology industries, projects that daily global Internet E-mail traffic will increase from 100 million messages per day in 1996 to 1.5 billion messages per day in 2002.

     Envoy Mail offers our client companies valuable Web-based E-mail information management tools. Envoy Mail allows subscribers to manage and capture their database of E-mail visitors to their Web site. We are an outsourcing enhancement to, not in competition with, traditional E-mail services and products offered by Internet Service Providers ("ISPs") employers and schools. We charge our subscriber companies for E-mail list management on a three-tiered basis: (i) subscribers to our "Ambassador" class are charged a set-up fee to establish our visitor data capture capability on their Web site, and a monthly flat rate which varies according to the size of their E-mail list; (ii) subscribers to the "Diplomat" class receive the same service, except that they elect to manage and maintain the E-mail database themselves and are not charged any continuing fees; and, (iii) subscribers to our "Courier" class receive the same service as the "Diplomat" class, but only pay us per their use of our proprietary software.

     COMMUNITY-BASED WEB BROWSERS

     We are developing proprietary, community-based Web browsers that focus on the interests and needs of specific online affinity groups, industries and markets. Our browsers are built on the Internet Explorer platform developed by the Microsoft Corporation. By using Microsoft's Internet Explorer core technology, we have developed portals that utilize highly entertaining interfaces and state-of-the-art animated 3-D and 2-D characters.

     In association with our majority-owned subsidiary, Children's Technology Group, Inc., a Nevada corporation ("CTGI"), we have developed a secure Internet browser, Crayon Crawler(TM), designed specifically for children and its related subscription community. Crayon Crawler (www.crayoncrawler.com) includes monitored chat rooms, a talking book reader, a closed E-mail system, instant messaging, and a stream of quality content serving both educational and entertainment purposes. In addition, we are presently developing a suite of Web-enabling modules, MindWalker(TM), which will serve as the basis for an upcoming browser aimed at teenage Web users. We have licensed both the Crayon Crawler and MindWalker marketing rights to CTGI on an exclusive and non-exclusive basis, respectively.

     Crayon Crawler is an important tool for both parents and teachers concerned with children's access to inappropriate content on the Web. This secure Internet browser features what we believe to be the world's first talking chat room with animated talking characters that can actually read and send messages and E-mail to children while blocking obscenity. Crayon-Crawler provides children with protected access to the Internet using a "White List," while blocking all pornographic, demonic, cultic and generally most other undesirable content. In addition, Crayon Crawler offers hyper-links to family-oriented sites. Crayon Crawler generates revenues by providing channel bar positioning and banner advertising, subscription fees, and links to advertisers. Crayon-Crawler's chat rooms are monitored so that parents can avoid unwanted or unsupervised conversations by their children. Crayon Crawler also automatically logs children who are members of our "MindWalker Community" into its closed community server. This allows children to find out who else is presently online with them in an environment that is closed to the Internet at large, while enabling us to monitor the community to prevent intruders. In this way, children can communicate with other community members all over the world without parents having to worry about who or what their child will encounter.

     Designed for the 5 to 11 year-old age group, Crayon Crawler helps to protect children in today's computing environment, and provides a conduit for education, entertainment, and exploration of the Internet without the worries associated with unsupervised browsing. Specific features include the following:

          - Browser And Database. Crayon Crawler provides access only to Web sites which are approved to be on our "White List" of sites, as opposed to a "Black List" (which we believe cannot possibly keep apace with the numerous undesirable Web sites which are introduced on the Internet each day). Crayon Crawler will not allow a child to access a Web address that is not pre-approved by either a parent or the White List of the Crayon Crawler community. Community databases are not accessible to non-members and the community itself is closed, thereby creating greater security for children.

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          - Sound And Speech Capabilities. Microsoft's Agent(TM) technologies provide a child with animated characters that are text-to-speech enabled. This allows Crayon Crawler to talk with dynamic responses. For example, characters can speak to a child and respond to "Help" questions or read a child his or her E-mail. When logged into the community, Crayon Crawler can deliver non-redundant responses, which we believe makes the computer more engaging and entertaining. Additionally, Crayon Crawler is RealAudio- and MediaPlayer-enabled for streaming video and audio.

          - Instant Messaging And Who's Online. Crayon Crawler automatically logs children who are members of the MindWalker community into the closed-community servers. This allows children to find out if any of their friends are online and to communicate with them by sending messages. This system also allows the MindWalker community system administrators to track the activities of members and keep out potential intruders.

          - Chat Clients. Crayon Crawler provides closed chat rooms for children utilizing talking characters. We have designed Crayon Crawler not to work with instant messaging systems, like Internet Relay Chat (IRC). This feature provides additional security for unwanted or unsupervised Web conversations.

          - E-mail. Crayon Crawler provides a closed E-mail system for children so that "spam," pornographic banners, links, and unwanted E-mail cannot be sent to, or by, a child. It is designed specifically for children, and E-mail addresses consist only of the child user's identification (i.e. "Michael"), instead of "michael@mail.com", for example.

          - Voice Activation. In the future, community browsers may be voice-activated and voice-controlled. They may require only a minimum of mouse and keyboard interaction. Additionally, they may be configured to control the entire personal computer, if a user so desires, with a minimum of keyboard and mouse interaction.

     We are also currently developing sports, extreme sports, religious and financial browsers. Once developed, our financial browser will enable subscribers to monitor their financial portfolios, subscribe to different financial news services, and register to have a Web browser that links them to the most popular financial sites on the Internet with a simple "point and click".

     INTERNET TELEPHONY

     Through our majority-owned subsidiary, Mariah Communications, Inc., a Colorado corporation ("Mariah"), an emerging, development stage company, we are building an international Internet Protocol telecommunications network. Mariah's network will be capable of delivering multiple services including voice, fax, data and video. Mariah leases capacity on existing private Internet Protocol, or "IP", circuits from existing carriers and installs new, carrier grade Internet Telephony equipment to enable the reliable delivery of high quality voice, data, fax and video signals over IP-based networks on an international basis.

     This type of service, known generally as Internet Protocol Telephony, or "IP Telephony", offers significant advantages over conventional telecommunications systems, including significantly reduced equipment costs, improved bandwidth efficiency, direct routing of calls, lower costs and improved ease of network administration and delivery of multi-media services over a single network infrastructure. IP Telephony combines the low cost, global reach of the Internet and the high quality and security of private IP-based networks with the public telephone system's ease of access.

     Our IP Telephony systems, presently under development, can replace traditional PBX systems and redefine the role of ISPs, as well as the cost of long distance calls and connectivity. Mariah is a PC-based telephony switch which can be configured as a debit platform, PBX, ISP server, or for any other telephony or Internet application. It distinguishes itself from other IP Telephony products because it is built on proprietary open-ended architecture. Mariah's network is based on a single central routing and authentication base that is universally compatible. This system allows any third party IP telephony product or major telephony switch to join the network and permits calls to be terminated at any provider's Point of Presence ("POP") or, if necessary, to be switched to a public telephone network. In association with our wholly-owned subsidiary, Spirit 32 Development, Inc., Mariah is designing its switch to supplement current ISP servers and assist in the

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development of IP Telephony networks, both private and public. Each switch will be designed for replacement of traditional corporate PBX, which allows all calls to be routed through the Internet. Mariah's technologies should eliminate all inter-office long distance charges, and generate substantial revenues. We believe that key features will include:

     - Single switch configurations

     - Multiple switches that will be linked for single-switch operation

     - Centralized routing and billing

     - Remote administration and operation capabilities

     - Real-time reporting on all aspects of operations

     - Least-cost routing for public switched calls

     - Least latency routing for Internet switched calls, and

     - "Class 5" network performance standards.

     Spirit 32 Development, Inc. is presently developing proprietary I.P. Telephony equipment. If such equipment is not capable of commercial application in a timely manner, Mariah shall select an alternate supplier of I.P. Telephony equipment. Mariah is presently planning the deployment of its facilities-based I.P. network and the introduction of its services utilizing either Spirit 32 Development, Inc.'s or an alternate supplier's licensed technology.

     According to industry sources, the global telecommunications market generates annual revenues in excess of $250 billion. Internationally switched telecommunications traffic grew from 28 billion use minutes in 1989 to 81.8 million minutes in 1997 and is projected to reach between approximately 128.7 and 158.6 billion minutes by 2001. In the United States, residential long distance callers alone represent a $67 billion dollar market. In its infancy today, the IP services market is estimated to increase to $1.8 billion by the year 2001. In North America, intense competition has reduced both business and residential long-distance rates. This is not the case, however, internationally where callers to certain countries frequently incur high per minute rates. The international telecommunications industry is growing rapidly due to:

     - deregulation

     - privatization

     - expansion of telecommunications infrastructure

     - technological improvements

     - globalization of the world's economies, and

     - free trade.

     Significant improvements have occurred in the compression and transmission of voice over the Internet over the last several years. The quality of service of Internet Telephony is now equivalent to that of a digital cellular phone or a quality analog cell phone connection. I.P. Telephony technology is continuously evolving and it is expected that further improvements in technology will allow I.P. Telephony to rival conventional telephony networks. The gateway equipment which Mariah intends to eventually employ will be standards-based and will utilize the newest digital signal processing and error correction technologies for improved voice sampling and compression and reduced latency. These technologies will enable Mariah to provide high quality, commercial voice services with carrier class reliability (99.999% availability of service).

     Unlike the transmission of telephone calls or facsimile messages over traditional land-based electrical wires, telephone calls or other data transmitted over I.P. networks are first converted into digital packets and then sent by means of high-speed, land-based transmission lines, satellites or microwave systems in packetized form. Data transmitted over the Internet is also, prior to transmission, compressed such that much larger amounts of data can be transmitted than over traditional circuit switched telephone lines. As a result, the cost of telephone calls made over I.P networks are more bandwidth efficient and each call is much less expensive to transport than calls made through traditional long distance telephone carriers. Computer systems, known as

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gateways, act as the interconnection between the Internet or I.P. networks and the traditional public switched telephone networks.

     A telephone call made using Internet telephony begins with a telephone connected to the lines of the local public switched telephone network operator. The caller dials a local telephone number that connects to a gateway nearest the caller (the "originating gateway"). The caller is then asked by an automated voice response system to enter a personal identification number and the long distance telephone number which the caller is attempting to reach (the "destination number"). The originating gateway directs the call over the Internet to the gateway that is located closest to the destination number (the "terminating gateway"). Once the call reaches the terminating gateway, the call is then switched to the local telephone network and is routed to the destination numbers. The entire call completion process takes only a few seconds.

     If a gateway does not exist in the local calling area from which the caller is placing the call, the call is transferred through regular telephone lines to the nearest originating gateway. If a gateway does not exist in the local calling area of the destination number, the call is transferred from the terminating gateway through regular telephone lines to the destination number. Mariah, therefore, is able to reduce its costs and increase its profit for calls, which originate and terminate through gateways, which are in the local calling areas of the persons originating and receiving the call.

     In order to lower costs and offer extended coverage, several corporations have formed consortiums of Internet telephony companies. Each member of the consortium owns and operates an Internet telephony gateway that communicates with all other gateways in the consortium to provide subscribers with the ability to place a voice or fax call from virtually any ordinary telephone to any other ordinary telephone (or fax machine) at a cost that is significantly below traditional long distance carriers. Each member agrees to share revenue generated from calls originated or terminated through their gateway on a per call/minute basis with other gateway operators who have accessed their gateway to route and deliver calls. A month end settlement process occurs between all gateway operators that reflects currency exchange rates and all call traffic volume between each gateway operator. Each gateway operator is responsible for setting the per minute calling rates to every other gateway in the consortium. Mariah plans to join one or more of these consortiums.

     Over the course of time, Mariah may build gateways. Initially, however, Mariah intends to focus its efforts on designing and implementing IP Telephony software and providing services. Mariah also plans to market its Internet telephony services to other international long distance carriers and wholesale customers which have a need for large blocks of long distance telephone time between selected locations. Although margins at the wholesale level are lower than retail margins, the sale of blocks of long distance time to other carriers will enable Mariah to generate revenues with only a limited number of gateways installed. Mariah has pre-marketed its services and identified several potential wholesale opportunities.

     Mariah's network may also support Web-to-Phone and "Call-Me" services. Web-to-Phone connections enable the users of multimedia PCs to establish a conversation with the owner of the website or their designated customer service representative. Mariah intends to introduce this new capability to Web site owners and developers in those markets where Mariah has owned or constructed gateways and demand for E-commerce services has increased. Mariah believes that this service will contribute to the development of sales made through the Internet. Web-To-Phone enables customers to speak directly with sales people and reservation agents while they are online and reviewing the content of a particular website. Web-to-phone personalizes the experience of shopping over the Internet and provides a new level of customer service.

     Call-Me services enable the personal computer user to receive a telephone call from a merchant with a Web site at any telephone number and time of day the user designates by simply filling out an onscreen form. Call-Me services offer businesses the opportunity to provide customers with greater convenience and more personalized service. In addition to developing and marketing these communications applications, Mariah will also evaluate the possibility of investing in or acquiring companies engaged in the development of innovative I.P. software and network applications.

     Mariah plans to negotiate with international groups to form joint ventures for the installation and operation of gateways in various domestic and international locations. By working with local partners, Mariah

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can secure quick entry into the local marketplace. In addition, joint venture partners can provide key services required for successful operations -- including providing space, power, connections to the Internet and local telephone companies as well as marketing resources and, in many cases, access to an existing customer base that can use Internet Telephony services. Joint venture partners also bring invaluable knowledge of local regulatory processes and business practices. It is expected that in a typical joint venture Mariah will install the gateway equipment and provide remote network administration, centralized billing, finance and management functions, as well as global marketing of services. There can be no assurance, however, that Mariah will be successful in forming any joint venture or that any joint venture will operate profitably.

     Mariah expects that it will need approximately $10 million in capital over the next 24 months to proceed with its business operations. Mariah does not have any definitive agreements concerning financing and there can be no assurance that any financing will be available on terms acceptable to Mariah. Without financing, or some alternative source of funding, Mariah will only be able to conduct limited operations.

INTERNET PORTALS

     In association with our wholly-owned subsidiary, SSP Management, Inc., a Colorado corporation ("SSP"), we own and maintain six Internet Web sites, which have varying financially-related themes and content. Our OTCdigest.com Web site, and SSP's Smallcapdigest.com, OTCjournal.com and Investmentopportunity.com Web sites, present to individual investors clear, original and timely coverage about public companies which generally have not yet attracted significant attention of Wall Street or institutional money managers. In order to qualify for a profile in our online publications, a public company must already have a complete due diligence Web site which provides our subscribers with direct access to the company's financial statements, SEC filings, business plan, and any available analysts' report. Our Angelnetwork.com Web site, written exclusively for accredited investors who must first execute an investor questionnaire to be eligible for our subscriber base, introduces investors to companies in an early stage of financing and educates them about alternative investment vehicles. Membership for subscribers is free for all of our Internet publications. As of August 25, 1999, we have approximately 228,000 opt-in subscribers to our online financial publications.

     PUBLICATIONS ON THE WEB

     The Web has rapidly become a significant global medium for communications, news, information and commerce. The Web allows content providers to deliver information and programming in a manner not possible in the traditional broadcast and print media. Although these traditional media can have large audiences, they are generally limited to a specific geography, can deliver only limited content or are not effective in a real-time basis. Broadcast media is limited by the relatively small number of available frequencies or channels, the rigidity of its schedules and its inherent capacity constraints, with each channel or frequency carrying only a limited amount of information. By comparison, the Web allows users to rapidly access, search and interact with a rich supply of content, regardless of its location. In addition, despite the large amount of undifferentiated information on many Web sites, users can utilize and manipulate information more efficiently than in traditional media by conducting real-time, customized searches.

     A number of trends have led to increased demand for business and financial news in all forms of media:

          - individuals are proactively managing their money and the American public is investing an increasing percentage of their household wealth in securities, including investments in smaller, OTC Bulletin Board companies;

          - the emergence of online trading of financial instruments has led many investors to rely less on traditional brokers, and

          - United States companies, even smaller public companies, increasingly compete globally, requiring increased real-time knowledge of a broad range of financial information from around the world.

     Business Week reports that more than 70 firms now offer online trading, up from approximately 30 at the end of 1997, including the majority of stockbrokers within the United States. According to Business Week,

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Forrester Research predicts that there were over three million online investing accounts at the end of 1997. Forrester Research predicts that this number will increase to 14.4 million by 2002.

     Driven by these factors, numerous traditional and online information sources such as newspapers, magazines, broadcasters and specialized financial Web sites are seeking to address the demand for timely and relevant financial information. These companies are often unable, however, to effectively meet consumers' needs for high-quality, compelling and relevant, real-time business information. Newspapers and magazines cannot offer real-time data and information, and broadcasters are limited in the depth and availability of their content. Smaller public companies, in particular, are often ignored by media sources altogether. While there has been a proliferation of Web sites, which include financial and business information as part of their offerings, we believe that most sites offering such financial and business data suffer from a number of limitations. Frequently, these sites do not offer high quality original content and often only cover the most highly recognized industries, markets and companies.

     We believe that a significant need exists for easy access to business and financial information about those public companies, which tend to be overlooked by more traditional media. Angelnetwork.com offers information over the Internet about such companies, as well as educational and analytic tools unavailable from more traditional media. By integrating high quality editorial content with data about public companies, our Web-based portals and publications can enable our audience to keep abreast of current business developments, track industry and competitive trends, make informed investment decisions, and manage their financial assets. We also believe that by assembling a loyal base of subscribers who actively follow our business and financial profiles, our Web sites can create a targeted audience that, over time, will be attractive to both financial and non-financial advertisers.

     STRATEGY FOR OUR WEB PORTALS

     Our objective is to create leading branded Web sites for comprehensive business and financial analysis of public companies, including our client companies. We believe that this content will be both educational and will enable investors to conduct their own analysis. Our strategy is designed to maximize the quantity and quality of traffic on our Web sites and to develop a strong and loyal community, thereby creating an audience which is highly attractive to companies that are advertising and engaging in commerce over the Internet. Our strategy to achieve this objective includes the following key elements:

     Build Traffic And Subscriber Loyalty. We believe that our plans for significantly increased marketing activities will provide us with increased visibility among Web users and companies advertising and engaging in commerce over the Internet. Additionally, we intend to pursue distribution relationships with high-traffic Web sites to strategically place programming and links to our Web sites as a key element in building traffic. We also purchase advertising banners on other high-traffic sites. For example, we have advertised our Web sites on Yahoo, Excite.com, Ragingbull.com and Silicon Investor.com. We are also seeking to build our traffic with a national brand-building campaign in traditional and other online media.

     Deliver Original Data With High Editorial Value About Often Overlooked Public Companies. Our publications will continue to cover public companies and their financial markets, and other areas of interest to our audience, and enhance this programming by expanding our staff of journalists, columnists and adding selected third-party content. For example, our editorial staff for Investmentopportunity.com, consisting of two experienced business journalists, creates high quality news stories on a daily and weekly basis that inform, educate and entertain our audience.

     Build And Capitalize On Attractive Audience Demographics. We believe our Web portals attract users who, as a group, are more affluent and better educated than users of many other Web sites. Our Web sites, therefore, represent an attractive medium for companies that advertise and engage in commerce over the Internet. In order to attract new users and grow a loyal audience that appeals to a broad range of advertisers and business partners, we are investing in content, improved and expanded features, advertising, and promotional programs.

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     Pursue Additional Revenue Streams. We believe that we have significant opportunities to capitalize on our audience and content offerings to create multiple revenue streams for future growth. In addition to revenues derived from advertising, we intend to offer limited subscription services for certain market data and analyst's reports, exclusive news, commentary and analytical tools. We are also pursuing electronic commerce opportunities through strategic and marketing relationships with retailers and service providers focused on Web distribution. For example, we believe that our focused content and audience provides us with excellent opportunities to build strategic commerce relationships with financial service companies, such as marketers of credit cards, consumer and home loan companies and insurance providers. We also believe that an opportunity exists to leverage a unique brand of Web portals focusing on smaller investors and smaller public companies, and to create strategic relationships in key international markets.

     Synergistic Investment Web Portals. Each of our six Internet Web sites contains specific content. SSP has built and maintains a database of associated subscribers who receive a particular publication associated with each individual Web site. Collectively, the databases associated with these Web sites currently contain approximately 200,000 opt-in subscribers. Based on current recruitment rates, it is anticipated that by January 2000 we will own and maintain a database of between approximately 400,000 and 500,000 opt-in subscribers. Listed below are six commercial Web sites owned and maintained either by SSP or us, including a brief description of their individual themes and revenue sources.

          - OTC Digest (http://www.otcdigest.com). OTC Digest profiles public companies who are clients of our Due Diligence Web Site and Database Capture and Maintenance Services ("Due Diligence Services") and pay us (in cash, stock or a combination of both) to be profiled. Published once each week, this publication is free to our E-mail subscribers. In compliance with Section 17(b) of the federal Securities Act of 1933, 1st Net's and SSP's publications provide individual disclaimers and disclosures about each company which pays us to profile it, including the source, form and amount of all compensation we or SSP receive. Each issue of OTC Digest offers a weekly update on stocks and highlights a particular company, while also providing a "Special Situation Report" on market conditions for public companies. When a client company subscribes to our Due Diligence Services, we offer the company the opportunity to be profiled in the OTC Digest, which has approximately 10,000 subscribers.

          - The Angel Network (http://www.angelnetwork.com). First published in December 1998, The Angel Network is written exclusively for our proprietary database of accredited investors. This Web site profiles investment opportunities, which are only available to accredited investors, and provides educational tools for subscribers to evaluate investment opportunities not available from traditional media. Applicable state and federal securities laws, including the prohibition against the general solicitation of securities under federal Regulation D, are strictly followed. The Angel Network database has approximately 750 subscribers.

          - IPO Roadshow (http://ww.iporoadshow.net). On April 18, 1999, we introduced IPOroadshow.net to inform investors and financial market analysts about upcoming online roadshows, Webcasts and video due diligence presentations by companies "going public" or existing publicly-traded companies. This Web site is developing a database of stockbrokers, money managers, investment professionals and individual investors. By utilizing video and audio streaming capabilities provided by INTERVU (NASDAQ:INVU), IPOroadshow.net informs interested parties via E-mail from Envoy Express about upcoming Web events. Customers of IPOroadshow.net acquire the ability to conduct roadshows directly through the Internet without the time and expense typically associated with such events.

        - Small Cap Digest, OTC Journal and Investment Opportunity (http://www.small-capdigest.com,http://www.otcjournal.com, and http://www.investmentopportunity.com). SSP owns and maintains three financial portals that are virtually identical in terms of theme, content, and revenue streams. These three sites and their respective related databases have been developed in order to create three separate and distinct revenue streams for SSP. We generate revenues from each of these investment portals through profiling public companies, which generally have not captured the attention of either Wall Street or the major financial media. Client companies are chosen after we perform due diligence on the company. Information on the client company is sent to our subscriber base, initially in the form of a

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     "profile" by E-mail. Once a profile is released, SSP will continue to provide timely updates with news releases and corporate developments to our subscriber base via E-mail for a period of time which is specified in each client contract. SSP strives to offer unique content not found at the larger, more heavily trafficked sites in order to diversify sources of revenues. Some examples of these Web sites' unique content include columns by Dr. Richard Geist, Harvard PhD., Psychology, who provides a monthly column on the psychology of investing for which Dr. Geist receives a fee from SSP. SSP has also developed a simulated stock trading game where players can register and buy and sell stocks in a simulated environment. This game is currently played in beta test version, and we anticipate that we will release the final version in mid-September 1999. SSP thereafter anticipates having monthly contests for the best performing portfolios and paying cash prizes to the three top performing portfolios. SSP also has a number of other unique financially-related resources on its sites, each of which is designed to stimulate increased and repeating traffic to the sites. We believe that as these new and unique investment resources are added to our sites, our traffic will increase, thereby creating an Internet environment that may generate significant advertising revenues.

SALES, MARKETING AND DISTRIBUTION

     We sell our products and services to our clients using a combination of indirect distribution channels, our direct enterprise sales force, our online distribution channels, and strategic relationships. We market our products and services using a broad range of activities to generate demand and build brand awareness. As of August 25, 1999, we have 14 employees, or approximately 22 percent of our workforce, engaged in sales and marketing activities.

     INDIRECT DISTRIBUTION CHANNELS

     Our indirect distribution channels and strategies include domestic and international distributors, retail vendors, value-added resellers, and other technology companies with whom we have and are continuing to establish strategic relationships. To date, we have developed contractual relationships, or are currently in negotiations, with non-exclusive distributors worldwide, including Netcenter, Netsol International, Total Media Technologies, Cyber Vegas, and Libretto of the United Kingdom. We are currently negotiating additional avenues of distribution and we intend to investigate other new possible partnerships as opportunities arise.

     DIRECT ENTERPRISE SALES FORCE

     Our direct enterprise sales force focuses on sales to corporate customers domestically in the United States and, more recently, abroad in the United Kingdom. The enterprise sales force is comprised of field representatives and inside sales representatives. The field representatives and inside sales representatives market and sell our products and services to corporate clients that the inside sales team has identified as sales prospects. The inside representatives develop and pursue leads generated from inquiries on our Web sites, downloads of our trial products, and other direct marketing efforts. Our sales force has increased from two employees to 14 employees in 1999, and during that period revenues per salesperson have been rising steadily while our number of transactions and inquiries has increased, as well.

     ONLINE DISTRIBUTION CHANNELS

     Our Web site, available at http://www.1stnettech.com, allows users to download and purchase our products and services through links that reach to our subsidiary companies' Web sites. Our subsidiaries also offer products directly to consumers and corporate clients. In addition, we employ third-party E-commerce and distribution sites, including netcenter.com and netsolmall.com, where our products and services are sold. Additional online distribution channels for the sale of our products and services include nofear.com and totalmediatechnologies.com, which are scheduled to come online by September 30, 1999. Together, these online distribution channels provide us with a low-cost, globally accessible, 24-hour sales channel.

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     STRATEGIC RELATIONSHIPS

     We have a number of strategic relationships with other technology companies by which our products are incorporated into, or bundled with, a third party's products. We believe that these strategic relationships significantly enhance the opportunity for brand recognition and awareness of our products and services, and also provide us with additional sources of revenues. Our strategic relationships include:

     INTERVU, Inc. (http://intervu.com). INTERVU is a leading service provider for Internet video delivery solutions. This relationship encompasses our Internet Web cast audio delivery of the "Angel Network Radio Hour", a one-hour radio broadcast that features our interviews of various prominent business executives, as well as video delivery services for our "IPO Roadshow.net" Web site currently under development. We are a reseller of these Internet multimedia delivery services through the "IPO Roadshow" Web site and the "1st Net Financial Channel", which will also feature live and archived "IPO Roadshow" client events. We additionally provide third party marketing services to INTERVU's event clients in the sports and entertainment segments of INTERVU's business. INTERVU offers powerful, turn-key solutions to deliver live and on-demand audio and video-streaming over the Internet, from narrow-band (28.8, 56.6 and 100
Kbps) to broad band (300Kbps and higher, for near television-quality video). The company's streaming media services are utilized for many different types of business uses including entertainment, news reporting, corporate communications, investor relations, and distance learning. INTERVU has developed an automated content management system that is tied to a patent-pending, high-performance distributed network comprised of numerous servers strategically positioned around the United States and Europe. This distributed network architecture allows the company to handle very high volumes of simultaneous Internet users while ensuring first-rate delivery of audio and video to users' computers.

     Netsol International, Inc. (http://www.netsolpk.com). We are developing products and solutions in association with Netsol's offshore software development group. Netsol employs over 100 information technology professionals with offices in the United States, the United Kingdom and Pakistan. Netsol International, Inc. is the parent company of Network Solutions (PVT) Ltd. Pakistan, Netsol (U.K) Ltd. and Netsol USA, Inc. We believe this relationship provides us with a competitive edge for our Web creation, design, and hosting services for a variety of markets, including finance, children, and sports. For Netsol, this alliance should generate steady revenues through our extensive Internet marketing capabilities and help launch the first Internet-based project developed by Netsol.

     MARKETING AGREEMENTS

     Laforza Automobiles, Inc. (http://www.laforza.com). We have entered into a business arrangement with Laforza Automobiles, Inc.("LaForza") by which we receive a cash commission for each automobile that we help to sell on the Web site, which we developed for Laforza. Laforza Automobiles has two niches within the automotive industry: (i) as an importer and distributor of a luxurious, Italian-made sport utility vehicles called "Laforza"; and (ii) as an after-market customizer of high-end, high-performance automobiles, called "Monster Motorsports."

     NO FEAR, Inc. (http://nofear.com). We recently signed an Internet marketing and revenue sharing agreement with NO FEAR, by which we are developing an E-commerce Web site aimed at marketing the company's line of over 500 products. We will be paid a commission for all sales of NO FEAR products via the Internet, and shall share in advertising revenues generated by NO FEAR's Web site.

     La Jolla Fresh Squeezed Coffee Company, Inc. (http://lajollacoffee.com). La Jolla Fresh Squeezed Coffee Company, Inc. provides unique and versatile products to the specialty coffee market. La Jolla Coffee currently has over 32 distinct coffee blends, including liquid coffee concentrates and cold coffee beverages, which it manufactures and markets. At present, it is producing five blends of cold coffee beverages in various sizes. We have entered into an agreement by which we receive ten percent of all sales generated from La Jolla Coffee's Web site in exchange for our Web site design, development, maintenance, and marketing services.

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     MARKETING ACTIVITIES

     Since our inception, we have invested a significant percentage of our revenues in a broad range of marketing activities to generate demand, gain corporate brand identity, establish corporate and subsidiary Web sites, and educate the market about our products and services. These activities have included advertising, including print, radio, television and online, direct marketing via E-mail, public relations, sponsoring seminars for potential clients, participating in trade shows and conferences, and providing product and service information through our Web sites. Our marketing programs are aimed at informing our clients and customers of the capabilities and benefits of our products and services, increasing brand awareness, stimulating demand across market segments and encouraging other companies to enter into co-marketing and distribution arrangements with us.

     TARGET MARKET

     E-commerce and financial services are some of the fastest growing online segments of the Internet. 1st Net Technologies products and services target:

     - Publicly-traded companies, of which there are currently over 50,000

     - Corporate clients looking to enter the E-commerce environment

     - High net worth investors using the Internet to gather financial information and trading online

     - Large organizations, affinity groups, schools, religious groups and other growing virtual communities considering a single source for online information and purchasing

     - The registered broker-dealer and investment banking community, and

     - Every company that wants to effectively market its products or services on the Internet.

RESEARCH AND DEVELOPMENT

     Our wholly-owned subsidiary, Spirit 32 Development Inc., a Colorado corporation ("Spirit 32"), is currently developing an interface for major telecommunications IP telephony switches without the need for hardware-based routers. The purpose of this product line is to reduce the costs to major telecommunication companies in implementing voice-over IP services. Spirit 32 is also developing a software development kit that will allow third party developers access to the myriad of services available in the community space, so that they may write new community-based applications. Spirit 32 is also developing "Starburst", a unique desktop IP Telephony application that integrates the telephone and the computer. Starburst is a communication management tool, which can screen and forward calls with "track-me" features. It integrates and manages voice mail, e-mail, and faxes in a single application. Starburst can also automatically route outbound phone calls with least cost/highest quality parameters for IP or Public Switch Network ("PSTN") routing. Starburst has real-time call summary and billing information and is designed to work on the Mariah IP Telephony Network, but is compatible with any IP telephony provider.

     Spirit 32 engages in the design, development, and operation of data and communications networks, as well as the development of content applications and propriety software programs for those networks. These applications include telecomputing, PC-based IP telephony, integration of major telephone switch technologies, and community-based data information and transaction delivery applications.

     Spirit 32 operates a 10-megabit connection to the Internet in Denver, Colorado. As of August 25, 1999, Spirit 32 has eight full-time employees. Spirit 32 has expertise in data and telephone network engineering and operation, software development, design, Internet and Intranet application online databases, information systems, and telephony applications, including voice-over IP. Spirit 32 specializes in telecomputing based on Content-Based Routing and Delivery systems. Spirit 32 is currently developing and testing a technology based on low radio frequency broadcasts called "Wisper", a wireless voice and data technology that can deliver up to "3 megabytes" rate connectivity capabilities without any hard wiring and at a fraction of the cost of conventional systems. The Wisper system can deliver up to a 45-megabit data line throughput without hardware. This results in a substantial cost savings over typical installations and eliminates associated costs.

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Since the technology does not require anyone on the user side to maintain the connection, it reduces administrative and support costs substantially. This innovative system can be used as a data delivery system, a telephone system capable of voice-over IP, and an alternative to local telephone service.

     Spirit 32 has two of these Wisper systems currently in use. The current focus of the Wisper project is to improve the range of these systems, which at present is two miles from the backbone termination. Using this infrastructure, Wisper technology may deliver Content-Based Routing and Delivery with the necessary speed and bandwidth required for a user-friendly environment at a fraction of the cost for a standard system of this magnitude.

     By obtaining a license of Internet Web technology, we are presently marketing our 1st Net Web Card (the "Card"), a revolutionary new marketing tool for the next millennium. This innovative technology delivers CD-ROM capability in the shape and size of a business card that is capable of storing up to 32 megabytes of information. Information can include a multimedia presentation combining audio and video capability including hyperlinks, a security device or almost any other application. We are bringing this unique technology to market as a reseller and will be bundling the Card with our Online Investor Relations Program services.

     We have incurred research and development costs in the production of Envoy Express. Development of Envoy Express continues in 1999. Our total cost to develop Envoy Express version 1.0 is expected to be approximately $220,000.

COMPETITION

     The market for Internet services, software and products is relatively new, intensely competitive and rapidly changing. The number of Web sites on the Internet competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. We compete, directly and indirectly, for advertisers, viewers, members and content providers with the following categories of companies:

          - publishers and distributors of traditional off-line media, such as television, radio, and print, including those targeted to business, finance and investing needs, which have established or may establish Web sites, such as Marketwatch.com, The Wall Street Journal, CNN and CNBC;

          - General purpose consumer online services such as America Online and Microsoft Network, each of which provides access to financial and business-related content and services;

          - Online services or Web sites targeted to business, finance and investing needs, such as Mail.com and TheStreet.com

          - Web search and retrieval and other online services, such as Excite, Inc., InfoSeek Corporation, Lycos, Inc., Yahoo! Inc., and other high-traffic Web sites, such as those operated by Netscape Communications Corporation, which offer quotes, financial news and other programming and links to other business and finance related Web sites; and

          - Web site building software developers and service providers, including Microsoft, Adobe, Macromedia, Inc., GeoCities, Inc. and Net Objects, Inc.

          - Community Web browser and online community developers and service providers, including Microsoft, America on Line and Surf Monkey.

     We anticipate that the number of direct and indirect competitors with our online financial portals will increase in the future. Many of them do not primarily provide real-time coverage by experienced journalists. However, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in the Web market, greater name recognition, larger customer bases and higher amounts of user traffic and significantly greater financial, technical and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, make more attractive offers to potential employees, distribution partners, advertisers and content providers and may be able to respond more quickly to new or emerging technologies and changes in Web user requirements. Further, there can be no assurance that they will not develop services that are equal or superior to ours or that they

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

achieve greater market acceptance than our product and service offerings. Increased competition could also result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

     The Web, and 1st Net specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. Web companies and 1st Net would lose revenue if the Web is not perceived as an effective advertising medium. In addition, well-established traditional media companies may acquire, invest or otherwise establish commercial relationships with our competitors. Recent examples include NBC's recent investment in CNET's Snap service, Disney's investment in Infoseek or USA Network's and Ticketmaster Online-Citysearch's combination of their services with Lycos. These relationships create companies with substantial media resources to promote and enhance their own services. Greater competition resulting from such relationships could have a material adverse effect on our business and, ultimately, our stock price. As a result, there can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

     With respect to Mariah, two significant barriers to entry in the traditional long distance telephone market are size (minimum efficient scale of operations) and regulatory constraints which preclude smaller companies from gaining significant market share. Internet telephony effectively eliminates or reduces these barriers since it is presently unregulated and enjoys economies of scope and scale by using the Internet and private I.P. networks as a common voice video and data network. Internet telephony will decrease barriers to entry and increase competition in the long distance industry. We believe that Mariah's ability to compete in the Internet telephony industry successfully will depend upon a number of factors, including the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of the Internet telephony infrastructure; marketing; the timing of introductions of new products and services into the industry; Mariah's ability to support existing and emerging industry standards; Mariah's ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

     The market for telecommunications services, in particular, is extremely competitive and there are a growing number of competitors in the Internet telephony industry. There are many companies that offer business communications services and which will compete with Mariah at some level. These include large telecommunications companies and carriers such as AT&T, MCI, and Sprint; smaller, regional resellers of telephone line access; and other existing Internet telephony companies. These companies, as well as others, including manufacturers of hardware and software used in the business communications industry, could in the future develop products and services that could compete with those of Mariah on a direct basis. Many of these entities have far greater financial and organizational resources than Mariah and control significant market share in their respective industry segments. There is no assurance that Mariah will be able to successfully compete in the Internet telephony industry.

     Certain large public telephone companies are also positioning themselves to enter the Internet telephony market to protect their dominant domestic market from competition. Many of these companies are testing existing Internet telephony gateway technology, which at the present time has limited call volume capabilities. A number of companies are waiting for gateway manufacturers to introduce advanced gateways that will be able to handle larger call volumes and provide better quality and service. In North America, considerable discounting has been experienced in recent years as competition has increased. In many countries outside of North America, local telephone companies have begun offering discounts to very large business and government customers with high call volumes; there are few discounts available for individuals or small and medium sized companies. It is expected that competition in the United States will be led by carriers providing low cost but high quality Internet telephony services at rates of $0.05 to $0.09 per minute. Smaller Internet service providers and new carriers are expected to focus primarily on international or niche markets.

INTELLECTUAL PROPERTY

     Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely primarily on state and federal copyright, trade secret and trademark common law to protect its

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

proprietary technology. We have several unregistered trademarks, various unregistered copyrights and certain licenses of technology with third parties. 1st Net has no patents or other registered intellectual property, other than certain trademarks. The source code for our proprietary software is protected as a trade secret but not as a copyrighted work. In addition, it is our policy to enter into confidentiality and non-competition agreements with its associates and generally to control access to and distribution of its proprietary technology. Notwithstanding the precautions taken by us to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our proprietary rights. It is also possible that third parties may independently develop technologies similar to those of our own. Policing unauthorized use of our intellectual property rights may be difficult, particularly because it is difficult to control the ultimate destination or security of information transmitted over the Internet. In addition, the laws of foreign countries may afford inadequate protection of intellectual property rights.

     We may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on our business, operating results and financial condition. We also use certain third-party technology, such as Agent (TM) software from Microsoft, and data and content from third parties. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software or content infringes any person's proprietary rights. There can be no assurance that the outcome of any litigation between such licensors and a third party or between us and a third party will not lead to royalty obligations for which we are not indemnified or for which such indemnification is insufficient, or that we will be able to obtain any additional license on commercially reasonable terms, if at all. In the future, we may seek to license additional technology or content in order to enhance our current features or to introduce new services, such as certain of the community features we may introduce. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on our business, results of operations and financial condition. Because we license some data and content from third parties, our exposure to copyright infringement actions may increase because we must rely upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins and ownership of such licensed content and generally obtain indemnification to cover any breach of any such representations. However, there can be no assurance that such representations will be accurate or that such indemnification will be sufficient to provide adequate compensation for any breach of such representations. There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could materially adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, results of operations and financial condition could be materially adversely affected.

GOVERNMENT REGULATION

     The laws and regulations applicable to the Internet and our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability, as well as dampen the growth in use of the Internet,

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

decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission ("FCC"), in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our service.

     A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us. Also, the United States Congress ("Congress") recently enacted the Digital Millennium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party Web sites that include materials that infringe copyrights. Congress also recently enacted the Children's Online Protection Act and the Children's Online Privacy Act, which will restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. Further, Congress recently enacted the Protection of Children from Sexual Predators Act, which mandates that electronic communication service providers report facts or circumstances from which a violation of child pornography laws is apparent.

     We are currently reviewing this legislation, and cannot currently predict the effect, if any, that this legislation will have on our business. There can be no assurance that this legislation will have significant additional costs on our business or subject us to additional liabilities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. We may be subject to claims that our services violate such laws. Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause the price of our common stock to decline. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the Securities and Exchange Commission (the "Commission"), the NASD, various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. Persons functioning as broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees. Our failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the barring, suspension or expulsion of a broker-dealer or any of its officers or employees, any of which could have a material adverse effect on our business, financial condition and operating results.

     Mariah uses the Internet for transmission of long distance telephone calls. Presently, the does not regulate companies that provide Internet Telephony services as common carriers or telecommunications service providers. Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which these regulatory authorities have long-standing authority. Access charges are assessed by local telephone companies to long distance companies for the use of the local telephone network to originate and

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

terminate long distance calls generally on a per minute basis. Access charges have long been a source of dispute, with long distance companies arguing that the access rates are substantially in excess of cost and local telephone companies arguing that access rates are needed to subsidize lower local rates for end user and other purposes. The FCC currently is considering whether subscriber calls to Internet service providers should be classified as "local" or "interstate" calls. Although the FCC to date has determined that Internet service providers should not be required to pay interstate access charges to local telephone companies, this decision may be reconsidered in the future if the FCC finds these calls to be "interstate." Mariah's costs for doing business would increase if Mariah were required to pay interstate access charges.

YEAR 2000 COMPLIANCE

     We have been working on the Year 2000 ("Y2K") challenge since January 1998. All of our operating groups implemented policies and plans to address both critical and non-critical systems, products, factories, and suppliers. In March 1999, we achieved Y2K readiness status. Ready status means that we have inventoried date-affected assets, and adjusted and tested the adjustment to ensure that assets will handle Y2K dates without error. Although we believe that our assets are Y2K compliant, our current systems and products may contain undetected errors or defects with Y2K date functions that may result in material costs. Operational issues caused by Y2K errors could cause us to incur significant costs in remedial work and loss of revenue from advertisers due to down time.

     We have not incurred material costs to date in this process, and currently do not believe that the cost of additional actions will have a material effect on its results of operations or financial condition. We have been communicating the importance of Y2K remediation efforts and readiness concerns with our clients and suppliers for the past year. Even with this effort, we are unable to definitively determine that all of our major suppliers will reach a Y2K ready status by the year 2000.

EMPLOYEES

     As of August 25, 1999, we employed 64 full-time employees. We also utilize independent contractors for legal services and sales development, among other functions. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be satisfactory.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and our actual results could differ materially from those forward-looking statements. The following discussion regarding our financial statements should be read in conjunction with our financial statements and notes thereto.

     The going concern opinion of our independent accountant, as disclosed in our Independent Auditors' Report attached to part F/S, is as follows:

          The Company [1st Net] has a relatively short history of operations, has experienced losses in the year ended December 31, 1997 (as reported upon separately by other auditors), and the twelve months ended December 31, 1998 as reported upon above. As of December 31, 1998, the Company maintains an excess of $435,000 in retained deficits. Therefore, the future profitability and viability of the Company will be based in large part on the Company's ability to attract additional numbers of web site users, and to secure profitable operating agreements with those users. There can be no assurance that the Company will be able to operate profitably in the future (see Note 1(a)) and accordingly, these consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

     Note 1(a) of such Report provides, in pertinent part, as follows:

          The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has incurred net losses of $429,013 during 1997 and 1998 resulting in a retained deficit of $435,013 after dividends. In view of this matter, realization of a portion of the assets in the accompanying financial statement is dependent upon continued operations of the Company and management believes that actions presently being taken and current revenues being generated will provide the opportunity for the Company to continue as a going concern.

GENERAL OVERVIEW

     Our principal line of business is to provide Internet-related services and products. These include, but are not limited to, E-commerce Web site development, maintenance and hosting services; Internet marketing services; Crayon Crawler(TM) Kids Safe Web Browser and Online Community; Envoy Express(TM) database management services; IP telephony; wireless high-speed Internet access; affinity group Web browsers and online communities; financial portals; and, online investor relations on behalf of businesses throughout the United States.

     Our overall strategy focuses on "Content-Based Routing and Delivery" using a recurring revenue transaction-based model. Capturing desktops, managing customer databases, routing content, and generating revenue from online transactions are the key elements of this strategy.

THE COMPANY'S INTERNET SERVICES STRATEGY

     Our Internet strategy is to leverage our position as a provider of Web services, Internet telephony protocol applications, and E-business software. Our strategy of building niche, online communities with our proprietary Content-Based Routing and Delivery System and our four-step business concept should allow us to generate recurring transaction-based revenues. We expect to generate revenues when consumers make purchases and use our E-business software, when consumers subscribe to our online communities, and when customers make long distance telephone calls from their business or residential telephones using our telephone calling cards or IP telephony. Proceeds from pre-paid subscriptions to online communities and pre-paid telephone calling cards will be recorded as deferred revenues when cash is received and as revenues when subscription or telephone services are utilized. Our reserve for deferred revenues will be carried on our balance sheet as an accrued liability. Internet-related services are typically billed at a flat rate and are billed in advance. We recognize revenues in the period earned.

     Costs of sales include cost of merchandise sold, telecommunication service costs, and commissions paid for customer acquisitions. Telecommunications service costs paid by us are based on our customers' long distance usage. We pay our carriers based on the type of call, time of call, duration of call, the terminating telephone number, and terms of our contract in effect at the time of the call.

     General and administrative expenses consist of the cost of customer service, billing, and cost of information systems and personnel required to support our operations and growth. Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better recordkeeping, customer service and billing. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

RESULTS OF OPERATIONS

     The following discussion reflects our acquisition of the majority of shares of Mariah on August 15, 1998; our acquisition of all of the shares of SSP on January 13, 1999; our acquisition of all of the shares of Spirit 32 on January 22, 1999; and our acquisition of the majority of shares of CTGI on April 19, 1999. Prior to the

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

acquisition of 1st NetZing Mall on April 7, 1997, we had no revenues or expenses for the fiscal year ended December 31, 1996 or the three-month period ended March 30, 1997.

RESULTS OF OPERATIONS FROM JANUARY 1, 1999 UNTIL JUNE 30, 1999

     REVENUES

     Revenues for the three- and six-month periods ended June 30, 1999 were $768,587 and $1,703,125, respectively, compared with the three- and six-month periods ended June 30, 1998 of $170,581 and $452,509, respectively. In calendar year 1999, we began selling our Internet services, which resulted in revenues for the six-months ended June 30, 1999 of $673,955, generated primarily from Web development and hosting services. Prior to calendar year 1999, our revenues for the three- and six-month periods ended June 30, 1998 were derived solely from Web site development and hosting services.

     COST OF SALES

     We incorporate our cost of sales into operating expenses.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


     Selling, general and administrative ("SG&A") expenses (our operating expenses) for the three- and six-month periods ended June 30, 1999 were $734,105 and $2,006,936, respectively, compared with $150,714 and $279,986 for the three- and six-month periods ended June 30, 1998. For the three- and six-month periods ended June 30, 1999, we began to realize sales from our Internet marketing customers, thereby resulting in significantly increased SG&A expenses.



     SG&A expenses for the six-months ended June 30, 1999 were comprised primarily of employment costs of $839,676; advertising expenses of $132,675; provision for bad debts of approximately $19,384, and $1,015,201 of other operating expenses, rent, and legal services.


     SG&A expenses of $430,700 for the six months ended June 30, 1998 were comprised primarily of $154,224 in salaries paid to employees; and $285,476 of other operating expenses, primarily legal services. Net (loss) profit was $(235,755) and $192,390 for the six months ended June 30, 1999 and 1998, respectively.

     ASSETS AND LIABILITIES


     Total assets were $3,185,272 as of June 30, 1999. Assets consisted primarily of accounts receivables of $132,412; cash and marketable securities of $1,306,880; other current assets of $974,236; equipment with a net book value of $453,116; and other long term assets of $318,628. Liabilities were $813,329 as of June 30, 1999. Liabilities consisted primarily of accounts payable of $262,145, payroll and payroll related liabilities of $151,134, and other liabilities of $400,050. Minority interests in consolidated subsidiaries was $159,343.


     STOCKHOLDERS' EQUITY


     Stockholders' equity was $2,212,600 as of June 30, 1999. Stockholders' equity consisted primarily of $3,228,099 offset primarily by our accumulated deficit at June 30, 1999 of $1,015,498.


RESULTS OF OPERATIONS FROM APRIL 17, 1997 UNTIL DECEMBER 31, 1998

     REVENUES


     From the commencement of our business operations in 1997 until December 31, 1998, our revenues totaled $2,887,119. This amount originated primarily from Web site development and hosting services.


     COST OF SALES

     Cost of Sales are included in our SG&A figures. SG&A for the period from inception until December 31, 1998 totaled $1,619,007, comprised of salaries of approximately $654,700; professional fees of approximately

$246,149; and rent of approximately $68,312. Net loss for the period of formation until December 31, 1998 was $435,013.

     ASSETS AND LIABILITIES


     Our assets as of December 31, 1998 were $803,220, with current assets of $311,883 and long term assets of $491,337; computer equipment of $175,976; and cash of $17,888. Liabilities as of December 31, 1998 were $309,963. Liabilities consisted primarily of accounts payable of $187,781 and other liabilities of $122,182.


     STOCKHOLDERS' EQUITY

     Stockholders' equity as of December 31, 1998 was $492,915. Stockholders' equity consisted primarily of $927,928 raised in a private placement of equity, offset by cumulative losses of $435,013 for the period ended December 31, 1998.

     LIQUIDITY AND CAPITAL

     We experienced positive cash flows of $14,891, resulting from $407,443 of cash provided from our financing activities, offset by $355,095 of cash used in operating activities, and $37,457 of cash used in investing activities. Net cash used in operating activities of $355,095 was primarily due to a net loss of $286,076. Net cash used in investing activities of $37,457 funded purchases of computer equipment. Net cash provided by financing activities of $407,443 was primarily due to the issuance of stock and an increase in current assets from the purchase of Mariah.

SHORT-TERM FINANCING

     We were initially capitalized by the issuance of 1,800,000 shares of our Common Stock, at $0.001 per share, totaling $1,800, to an officer (whom has subsequently resigned), in exchange for services related to organizing us as a company. In June 1997, we engaged in private offering, resulting in the issuance of 598,000 common shares, for a total of $149,500, less offering costs of $42,250. On October 28, 1997, an additional 400,000 common shares were issued under Regulation D, Rule 504 of the Securities Act of 1933 to a single investor for $400,000.

     On October 12, 1998, we issued an additional 450,000 common shares under Regulation D, Rule 504 to investors for $450,000, less offering costs of $81,387. As of December 31, 1998, we engaged in a private offering under Regulation D, Rule 505 of the Securities Act of 1933 resulting in the issuance of 200,000 shares of Series "A" Preferred Stock, for a total of $50,000. This offering was subscribed in full by March 11, 1999, resulting in an aggregate issuance of 472,400 shares of Series "A" Preferred Stock and 236,200 Common Stock purchase warrants, at an exercise price of $5.00 per share exercisable immediately, totaling $1,181,000, less offering costs of approximately $120,000. All outstanding Series "A" Preferred Stock automatically converted to Common Stock, on a one-to-one basis, in April 1999.

LONG-TERM FINANCING

     We believe that our anticipated funds from operations and funds received from our recent private offering, together with a potential future institutional offering approximately $5,000,000 of our Common Stock, may be sufficient to fund our capital expenditures, working capital, and other cash requirements for the next 12 months. If we are unsuccessful, however, in raising institutional funds, we will be required to seek other public or private funds to finance our long-term operations ("Additional Funds"). Should we fail to raise Additional Funds, we will probably have insufficient funds for our intended operations and capital expenditures for the next 12 months, which will have a material adverse effect on our long-term results of operations.

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

CAPITAL EXPENDITURES

     We expect to purchase approximately $750,000 of additional equipment in connection with the expansion of our business. Because we presently do not have the capital for such expenditures, we will have to raise these funds through an equity offering or bank financing.

GOING CONCERN

     Our independent certified public accountants have stated in their independent auditors' report included herein that we have no current source of revenue and, without realization of additional capital, it would be unlikely for us to continue as a going concern. We believe that if we are successful in raising sufficient additional funds, that our certified public accountants would issue a going concern modification regarding our financial condition in our upcoming Form 10-KSB. However, there can be no assurance that we will be able to raise sufficient capital to meet our needs.

INFLATION

     Management believes that inflation has not had a material effect on our results of operations.

ITEM 3. DESCRIPTION OF PROPERTY.

     We presently maintain our executive and administrative offices at 11423 West Bernardo Court, San Diego, California 92127. We lease this space, which is approximately 4,000 square feet, from EI at a rate of $8,000 per month on a five-year term that began on September 1, 1998.

     Our property and equipment as of June 30, 1999 consists of the following:

                                                                 1999
                                                              -----------
  Office Furniture and Fixtures.............................  $ 22,624.00
  Leasehold Improvements....................................    22,954.00
  Radio Equipment...........................................    16,073.00
  Office Equipment -- Capitalized Leases....................   207,578.00
  Computer Equipment and Peripherals........................   190,492.00
                                                              -----------
          Total.............................................   459,721.00
  Less Accumulated Depreciation.............................   (49,994.00)
                                                              -----------
          Net Property and Equipment........................  $409,727.00
                                                              ===========

     The future minimum annual aggregate rental payments required under both capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
1999........................................................  $133,708.00
2000........................................................   160,551.00
2001........................................................   142,886.00
2002........................................................   129,247.00
2003........................................................   100,058.00
Thereafter..................................................         0.00
                                                              -----------
          Total.............................................  $666,450.00
                                                              ===========

ITEM 4.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The following table sets forth information regarding the beneficial ownership of the shares of the Common Stock (the only class of shares outstanding) of 1st Net on June 30, 1999, by each person known by us to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

                                                                      AMOUNT AND NATURE     PERCENT OF
TITLE OF CLASS        NAME AND ADDRESS OF BENEFICIAL OWNER(A)        OF BENEFICIAL OWNER      CLASS
--------------        ---------------------------------------        -------------------    ----------
Common Stock       Clifford J. Smith, President and Director(b)             400,000             6.5%
Common Stock       Entrepreneur Investments, LLC/James H. Watson,         2,575,500            41.8%
                   Jr., Chief Executive Officer and Chairman (c)

---------------
(a) All beneficial owners referenced in Item 4 are at the same address: 11423 West Bernardo Court, San Diego, California 92127. Unless otherwise indicated, all persons listed have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

(b) Clifford J. Smith holds an option to purchase 100,000 shares of 1st Net Common Stock at $3.00 per share. Mr. Smith's option has vested, enabling him to exercise his right to purchase all 100,000 shares within 60 days. 300,000 of the shares owned by Mr. Smith are restricted under Rule 144 and were issued on October 15, 1998 at $.001 par value for services rendered.

(c) Entrepreneur Investments, LLC, a Colorado limited liability company ("EI"), of which James H. Watson, Jr., our Chief Executive Officer and Chairman, is the sole beneficial owner, holds an option to purchase 300,000 shares of 1st Net Common Stock at $3.00 per share. This option has vested and EI may exercise its right to purchase all 100,000 shares within 60 days.

     SECURITY OWNERSHIP OF MANAGEMENT. The following table sets forth information regarding the beneficial ownership of the shares of the Common Stock (the only class of shares outstanding) of 1st Net on June 30, 1999, by each person known by us to be a director or nominee or executive officer owning a beneficial interest in equity securities of 1st Net.

                                                                 AMOUNT AND NATURE        PERCENT OF
TITLE OF CLASS      NAME AND ADDRESS OF BENEFICIAL OWNER(A)     OF BENEFICIAL OWNER         CLASS
--------------      ---------------------------------------     -------------------    ----------------
Common Stock       Clifford J. Smith, President and                    400,000                 6.5%
                   Director(b)
Common Stock       Entrepreneur Investments, LLC                     2,575,500                41.8%
                   James H. Watson, Jr., Chief Executive
                   Officer and Chairman(c)
Common Stock       Gregory D. Writer, Jr., former Chief                100,000                 1.6%
                   Executive Officer(d)
Common Stock       Lawrence K. Kimball, Chief Financial                 25,000                 0.4%
                   Officer and Director(e)
Common Stock       Jeffrey Chatfield, Vice President of                100,000                 1.6%
                   Investor Relations(f)
Common Stock       Gerald C. Young III, Vice President of               50,000                  .8%
                   Sales(g)
Common Stock       Neville Billimoria, Vice President of                31,000                  .5%
                   Marketing and Communications(h)
Officers and                                                         3,281,500              53.317%
  Directors as
  a Group

---------------
(a) All beneficial owners referenced in Item 4 are at the same address: 11423 West Bernardo Court, San Diego, California 92127. Unless otherwise indicated, all persons listed have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

(b) Clifford J. Smith holds an option to purchase 100,000 shares of 1st Net Common Stock at $3.00 per share. Mr. Smith's option is vested so he could purchase all 100,000 shares within 60 days. 300,000 of the shares owned by Mr. Smith are restricted under Rule 144 and were issued on October 15, 1998 at $.001 par value for past services rendered.

(c) Entrepreneur Investments, LLC, a Colorado limited liability company ("EI"), of which James Watson, Jr., our Chief Executive Officer and Chairman, is the sole beneficial owner, holds an option to purchase 300,000 shares of 1st Net Common Stock at $3.00 per share. This option has vested and EI may exercise its right to purchase all 300,000 shares within 60 days.

(d) Gregory D. Writer, Jr. served as our Chief Executive Officer until June 29, 1999. Mr. Writer holds an option to purchase 100,000 shares of 1st Net Common Stock at $3.00 per share. Mr. Writer's option has vested, enabling him to purchase all 100,000 shares within 60 days.

(e) Lawrence K. Kimball holds an option to purchase 150,000 shares of 1st Net Common Stock at $5.00 per share. Mr. Kimball's option vests quarterly (pro rata) over the three-year term of his employment agreement. It expires April 19, 2009.

(f) Jeffrey Chatfield holds an option to purchase 25,000 shares of 1st Net Common Stock at $3.00 per share. Mr. Chatfield's option has vested, enabling him to purchase all 25,000 shares within 60 days. He also owns 75,000 shares of Rule 144 restricted stock at $.001 par value that was issued on October 15, 1998 for past services rendered.

(g) Gerald C. Young III was issued 50,000 shares of Rule 144 restricted stock at $.001 par value on October 15, 1998 for past services rendered.

(h) Neville Billimoria was issued 31,000 shares of Rule 144 restricted Common Stock at $.001 par value on October 15, 1998 for past services rendered.

     CHANGES IN CONTROL. We are not aware of any arrangement which might result in a change in control of 1st Net in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES.

     James H. Watson, Jr., 37, has served as our Chief Executive Officer and Chairman of our Board of Directors since June 30, 1999. He has been a member of our Board since 1994. Since 1994, Mr. Watson has been the General Managing Member, and the sole owner, of EI, our largest shareholder. From 1995 until 1997, Mr. Watson has been the President of N8 Concepts, a Colorado trademark licensing firm. He was the Vice President of Marketing for AGT Sports, Inc., a Colorado sports marketing firm, from 1993 to 1995.

     Clifford J. Smith, 39, has served as our President and a Director since September 1997. From 1991 until 1997, Mr. Smith was a food and beverage executive for Marriot Corporation in San Diego.

     Lawrence K. Kimball, 46, has served as our Chief Financial Officer, Secretary, Treasurer and a Director since April 1999. He is also a Director of CTGI. From 1997 until 1999, Mr. Kimball was a private business consultant in Hawaii and Southern California. Mr. Kimball was the Chief Financial Officer and Chief Operating Officer of Lanai Company, Inc., a subsidiary of a publicly-held company which owns and manages the Island of Lanai, Hawaii, from 1994 until 1997. Mr. Kimball brings over 20 years of senior operations management and finance experience from the information technology and customer service industries. Mr. Kimball's business experience ranges from managing a diversified public conglomerate with assets of $325 million and 1,100 employees to start-up and emerging growth companies.

     Jeffrey Chatfield, 37, has served as our Vice President of Investor Relations since May 1998. He is also Vice President of Investor Relations of CTGI. Mr. Chatfield served as a Vice President of Presidential Brokerage, a NASD broker-dealer, in La Jolla, California from 1994 until May 1998.

     Gerald C. Young III, 44, has served as our Vice President of Sales since December 1997. From 1993 until 1996, Mr. Young was Chief Operating Officer of The Financial Power Network, Inc., a nationally broadcast financial radio show. In 1997, Mr. Young founded Corporate Identities, Inc., a firm specializing in the creation, printing and publication of information for publicly-traded companies.

     Neville Billimoria, 39, has served as our Vice President of Marketing and Communications since September 1998. From 1988 until 1995, Mr. Billimoria was President of Creative Marketing Directions, an advertising firm in San Diego, which he sold to ARK Enterprises, an advertising and marketing firm, in June 1995. From 1995 until 1997, Mr. Billimoria was Vice President of Business Development of ARK Enterprises in San Diego. From 1995 until 1998, Mr. Billimoria served as Managing Director of Kensho, an Internet consultancy, in San Diego. Mr. Billimoria supervises our external sales and marketing, internal leadership development, and organizational alignment issues.

     Steven J. Santamaria, 41, has served as a Director since February 1999. Mr. Santamaria has over 18 years of progressive operations and senior management experience in the communications and cable industry fields, including 13 years with Telecommunications, Inc. (TCI), a subsidiary of AT&T. From 1993 through 1998, he served as Vice President and General Manager of TCI Denver, the company's largest regional division.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth the annualized base salary that we paid to Gregory D. Writer, Jr., our former Chief Executive Officer from 1997 through June, 1999. James H. Watson, Jr. became our Chief Executive Officer on June 29, 1999 and has not received any compensation for serving in such capacity. All other compensation for our executives or directors has not exceeded $100,000 on an annualized basis. Prior to 1997, we had not previously paid compensation to executives, thus, information concerning cash compensation is unavailable for fiscal year 1996 or previous years. We reimburse our officers and directors for any reasonable out-of-pocket expenses incurred on our behalf.

                           SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION       RESTRICTED   SECURITIES
                                   ---------------------------     STOCK      UNDERLYING    ALL OTHER
   NAME AND PRINCIPAL POSITION     YEAR   SALARY($)   BONUS($)     AWARDS     OPTIONS(2)   COMPENSATION
   ---------------------------     ----   ---------   --------   ----------   ----------   ------------
Gregory D. Writer, Jr. ..........  1996          0       0              0            0          0
  Chief Executive Officer from     1997    $20,000       0              0            0          0
  1996 until June 29, 1999         1998          0       0              0            0          0
                                   1999    $45,000       0              0      100,000          0
James H. Watson, Jr. ............  1996          0       0              0            0          0
  Chairman and Chief Executive     1997          0       0              0            0          0
  Officer since June 29, 1999      1998          0       0              0            0          0
                                   1999          0       0        675,500      300,000          0

---------------
(1) We issued these restricted shares pursuant to our Stock Acquisition Agreement dated August 15, 1998 with SSP, the majority owner of which prior to such acquisition was EI. As noted in our audited financial statements as of December 31, 1998, no established "market" for our Common Stock exists as described in Financial Accounting Standards Board 123 (Accounting for Stock Based Compensation) or for establishing fair market value for the issuance of the Common Stock. Accordingly, the Board of Directors authorized and determined the fair market value of the restricted stock to be par value of $.001 per share.

(2) These options were granted on January 10, 1999. The options vested in full on the date of the grant. The Board of Directors determined the fair market value of each option grant on the date of such grant to be $3.00 per share.

     1999 NON-QUALIFIED STOCK OPTION PLAN

     We do not have any pension or profit-sharing plans. No stock options were issued in 1996, 1997 or 1998. In January 1999, we adopted a 1999 Non-Qualified Stock Option Plan, pursuant to which we issued 675,000 options to purchase Common Stock to certain employees. We had no incentive plan for employees or executives in 1997 or 1998.

     COMPENSATION OF DIRECTORS

     When traveling from out-of-town, members of the Board of Directors are eligible for reimbursement for their travel expenses incurred in connection with attendance at Board meetings and meetings of committees of the Board of Directors. Non-employee directors will be paid $1,000 for their participation in Board or Board committee meetings. Non-employee directors will also be eligible for initial options granted upon becoming a member of the Board and annual option grants so long as they remain on the Board. See "1999 Incentive Plan."

     Pursuant to his Outside Director's Agreement, Mr. Steven J. Santamaria is paid an annual base salary of 25,000 shares of Common Stock of 1st Net. No other directors have received compensation for serving on our Board of Directors.

     EMPLOYMENT AGREEMENTS

     On April 19, 1999, Mr. Lawrence K. Kimball entered into an employment agreement with us that ends on April 19, 2002. Mr. Kimball's employment agreement provides for an annual base salary of $70,000 and grants him an option to purchase 150,000 shares of our Common Stock, having a ten-year term, at $5.00 per share, with vesting contingent upon his continued employment, in equal quarterly installments of 12,500 options. We may grant bonuses or increase his base salary. In addition to his cash compensation, Mr. Kimball receives an automobile allowance of $300 per month. Mr. Santamaria and Mr. Kimball each receive additional benefits, including those generally provided to other employees.

     1999 INCENTIVE PLAN

     We have adopted an equity incentive plan ("1999 Incentive Plan"). The 1999 Incentive Plan is designed to promote the success of our business by more closely aligning the interests of employees, officers, directors and consultants with shareholders through the use of equity-based incentives. The total number of shares of Common Stock that may be granted or awarded under the 1999 Incentive Plan may not exceed 1,000,000, plus 10 percent of any increase in outstanding shares of Common Stock that occurs after December 31, 1999 (including any increase as a result of the issuance of shares under this 1999 Incentive Plan).

     The 1999 Incentive Plan provides for the granting of options, including "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code, non-qualified stock options, stock appreciation rights, restricted stock, stock bonuses, non-employee director options and other stock-based awards (collectively "Awards"). All Awards will be evidenced by an Award Agreement setting forth the terms and conditions applicable thereto. The 1999 Incentive Plan will be administered by a committee comprised of members of the Board of the Directors ("Committee"). Eligibility criteria, the number of participants and all other terms and conditions of the Plan will be determined by the Committee. The option price payable for the shares of Common Stock subject to each ISO shall not be less than 100 percent of the fair market value of the Common Stock on the date such option is granted.

     Pursuant to the 1999 Incentive Plan, non-employee directors are automatically granted options to purchase 25,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the grant date and thereafter non-employee directors will receive, on an annual basis, an option to purchase 2,500 shares of Common Stock at the fair market value at the time of such grant.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In March 1998, we entered into an Investment Banking Agreement with EI, whereby EI provided $30,000 in consulting services to us, of which $15,000 is included in the accompanying financial statements as offering costs. As of December 31, 1997 and 1998, $12,500 and $6,162, respectively, are included in accounts payable as a result of our activities with EI. EI advanced us approximately $60,000 on an interest-free basis during 1997, of which we repaid $25,000 during 1997. The remaining balance of $34,500 is included in the accompanying financial statements as due to related parties as of December 31, 1997. This balance of the loan was repaid in full in June 1998.

     During the years ended December 31, 1998 and 1997, we subleased office space from EI for total rent payments of $41,347 and $14,410, respectively.

     On December 15, 1998, EI loaned us $5,400 on an interest-free basis, which is part of the related party balance due of $44,000 as of December 31, 1998. The remaining balance of $39,000 consists of a loan payable to CTGI of $24,000, and loans payable to two other affiliates totaling $15,000.

     On November 9, 1998, we entered into an Internet Web Site Development Agreement with La Jolla Fresh Squeezed Coffee Company, a Washington corporation ("La Jolla Coffee"), by which we provide corporate due diligence and Web site services to La Jolla Coffee. In exchange therefor, we received $30,000 and approximately five percent of the issued and outstanding stock of La Jolla Coffee, in addition to a stock option to purchase an additional three and three tenths percent of La Jolla Coffee's outstanding shares. Mr. Gregory D. Writer, Jr., our former Chief Executive Officer and Chairman, and Mr. Clifford Smith, our President, are members of the Board of Directors of La Jolla Coffee.

     In 1998, we had sales to related parties amounting to $622,156. In addition, the accounts receivable balance of $134,467 is all due from related parties, with approximately $119,000 attributable to SSP, which was acquired by us in January 1999.

     On November 5, 1997, we entered into an agreement to purchase eight automobiles from LaForza Automobiles, Inc., a Nevada corporation ("LaForza"), for which we paid $400,000. The vehicles were scheduled to be delivered to us by August 30, 1998. Management had intended to resell the vehicles, but in November 1998 we renegotiated the terms of the purchase and received 200,000 shares of LaForza Common Stock instead of the automobiles. The net market value of these shares as of December 31, 1998 declined to $262,600 from their value of $400,000 as of December 31, 1997, and resulted in the recording of unrealized losses of $137,400 in our financial statements. In 1998, we entered into a consulting agreement with LaForza, whereby we provide internet consulting and Web page design services to LaForza.

     In January 1999, we borrowed $138,000 from Grey Mare, LLC, a Colorado limited liability company ("Grey Mare") on an interest-free basis. Mr. Wilford Purcell, the stepfather of Mr. Gregory D. Writer, Jr., our former Chief Executive Officer and Chairman, is the sole owner of Grey Mare. We repaid this loan in full on February 19, 1999.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

     We are authorized to issue up to 40,000,000 shares of Common Stock, par value $.001 per share. As of August 25, 1999, there were 6,154,700 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders.

     Subject to the prior rights of any series of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to ratably receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of 1st Net Technologies, to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully-paid and nonassessable.

PREFERRED STOCK

     We are authorized to issue up to 10,000,000 shares of Preferred Stock, par value $.001 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting right (including the right to vote as a series on particular matters), preferences as to dividends and on liquidation, conversion rights, redemption rights, sinking funds provisions and other rights, privileges and preferences. Although it presently has no intention to do so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. This provision may be deemed to have a potential anti-takeover effect and could delay or prevent a change of control of 1st Net.

TRANSFER AGENT

     Corporate Stock Transfer, Denver, Colorado, is our transfer agent and registrar, the address of which is Republic Plaza, Suite 2350, 370 17th Street, Denver, Colorado 80202.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     DIVIDEND POLICY

     We intend to pay annual cash dividends on our Common Stock as we earn net revenue. Future policy with respect to the payment of dividends on our Common Stock will be determined by the Board of Directors based upon conditions then existing, including our earnings and financial condition, capital requirements and other relevant factors.

     PRICE RANGE OF COMMON STOCK

     Our Common Stock began trading on the OTC Bulletin Board under the symbol of "FNTT" in November 1988. Prior to that time, no public trading market existed for any of our securities.

     The following table sets forth the range of high and low bid quotations per share for our Common Stock for the periods indicated as reported by the OTC Bulletin Board. Such market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

YEAR                        CALENDAR PERIOD                  HIGH        LOW
----                        ---------------                  ----        ----
1998        Fourth Quarter.................................  $ 2 5/8     $   1/2
1999        First Quarter..................................  $10 1/2     $ 2 3/8
            Second Quarter.................................  $ 7 3/4     $ 5

     On August 18, 1999, the last sale price of the Common Stock as reported on the OTC Bulletin Board was 3 15/16 per share. As of August 18, 1999 there were approximately 1,300 holders of record of our Common Stock.

ITEM 2. LEGAL PROCEEDINGS.

     The Commission is presently investigating the business affairs of SSP, In the Matter of SSP Management, Inc. (D-2107). The Commission has expressly instructed us not to construe the investigation as an indication by the Commission or its staff that any violations of law have occurred nor that it be considered a reflection upon any person, entity or security. We know of no other material legal or administrative proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     We replaced our independent accounting firm, Cordovano & Harvey, P.C., Denver, Colorado, in February 1999. Cordovano & Harvey P.C.'s audit report on our 1997 financial statements did not contain an adverse opinion or disclaimer of opinion, or modification of the type required to be disclosed in this Item 3. The Board of Directors approved the decision to change accountants. There have been no disagreements with Cordovano & Harvey, P.C. and our management of the type required to be reported under this Item 3 since the date of Cordovano & Harvey, P.C.'s engagement.

     We engaged the independent accounting firm of Bewley, Argy & Company, Fountain Valley, California, in April 1999 to review and audit our 1998 financial statements. Bewley, Argy & Company resigned in July 1999. Bewley, Argy & Company's comparative report on our 1997 financial statements and audit report on our 1998 financial statements did not contain an adverse opinion or disclaimer of opinion, or modification of the type required to be disclosed in this Item 3. The Board of Directors approved the decision to change accountants. There have been no disagreements with Bewley, Argy & Company and our management of the type required to be reported under this Item 3 since the date of Bewley, Argy & Company's engagement.

     We engaged the independent accountancy corporation of Corbin & Wertz, Irvine, California, in July 1999 to review and audit our upcoming year-end 1999 financial statements. They have not been asked by us to consult on matters of the type required to be reported under this Item 3.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     On November 18, 1996, Snow Eagle Investments, Inc., a Colorado corporation and our predecessor-in-interest ("Snow Eagle"), issued 1,800,000 shares of Common Stock in a private sale to Mr. Derek D. Writer, then President of Snow Eagle and brother of our previous Chief Executive Officer, Mr. Gregory D. Writer, Jr., in exchange for his past services related to his organization and formation of Snow Eagle. This issuance was exempt from the registration provisions of the Securities Act of 1933, as amended (the "Act"), by virtue of
Section 4(2) and Regulation D under the Act, as a transaction by the issuer not involving any public offering.

     In June 1997, we offered and privately sold 598,000 shares of Common Stock at $0.25 per share for a total of $149,500. No underwriters were used in connection with the issuance of these shares and no commissions were paid to any person. No general forms of advertising were used in connection with the issuance of the shares. This issuance was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D under the Act.

     On October 12, 1998, we offered and privately sold 450,000 shares of Common Stock at $1.00 per share for a total of $450,000. No underwriters were used in connection with the issuance of these shares and no commissions were paid to any person. No general forms of advertising were used in connection with the issuance of the shares. This issuance was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D under the Act.

     On October 28, 1997, we offered and privately sold 400,000 shares of Common Stock at $1.00 per share for a total of $400,000 to a single investor. No underwriters were used in connection with the issuance of these shares and no commissions were paid to any person. No general forms of advertising were used in connection with the issuance of the shares. This issuance was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D under the Act.

     From December 1998 to March 1999, we offered and privately sold 472,500 shares of Series "A" Preferred Stock and 236,200 common stock purchase warrants, as a unit, at $5.00 per unit for a total of $1,181,000. No underwriters were used in connection with the issuance of these shares and no commissions were paid to any person. No general forms of advertising were used in connection with the issuance of the shares. This issuance was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D under the Act.

     On January 13, 1999, we acquired 100 percent of the issued and outstanding stock of SSP in exchange for 1,000,000 shares of our Common Stock. Our shares were issued to SSP's shareholders. This issuance was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D under the Act.

     On January 22, 1999, we acquired 100 percent of the issued and outstanding stock of Spirit 32 in exchange for 450,000 shares of our Common Stock. Our shares were issued to Spirit 32's shareholders. This issuance was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D under the Act.

     On August 5, 1999, we offered and privately sold 50,000 shares of Common Stock at $.001 per share to NetSafety Corporation USA, Inc. ("NetSafety") in exchange for NetSafety's execution of a licensing and distribution agreement with us. The issuance of shares to NetSafety was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D under the Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Articles and Bylaws provide that we will indemnify to the fullest extent permitted by the general laws of the State of Colorado our officers and directors. The scope of indemnification includes indemnifying for expenses and liabilities directors or officers may incur in defending, settling or satisfying any civil or criminal action brought against them on account of their being or having been directors or officers of 1st Net. We may indemnify officers or directors if such person acted in good faith and in a manner reasonably believed to be in the best interests of 1st Net and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct in question was unlawful. In the event of a settlement, the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of 1st Net. Indemnification does not extend to such action where officers or directors are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Action of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the "Acts"), may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART III

ITEM 1. EXHIBITS AND FINANCIAL STATEMENTS

(a) EXHIBITS


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
       3.1    Articles Of Amendment And Restatement Of 1st Net
              Technologies, Inc. Filed On December 11, 1998(1)
       3.2    Amended And Restated Bylaws Of 1st Net Technologies, Inc.
              Dated June 24, 1999(1)
       4.1    Specimen Of 1st Net Technologies, Inc.'s Common Stock
              Certificate(1)
       4.2    1st Net Technologies, Inc.'s Series "A" Preferred Warrant
              Agreement(1)
       4.3    Warrant Agreement By And Between 1st Net Technologies, Inc.
              And Children's Technology Group Dated April 19, 1999(1)
      *4.4    Warrant Agreement Dated April 1, 1999 By And Between 1st Net
              Technologies, Inc. And No Fear, Inc.(1)
      *4.5    Warrant Agreement Dated April 1, 1999 By And Between 1st Net
              Technologies, Inc. And Eric Baker(1)
       4.6    1st Net Technologies, Inc.'s 1999 Incentive Stock Option
              Plan(1)
       4.7    1st Net Technologies, Inc.'s 1999 Non-Qualified Stock Option
              Plan Dated January 4, 1999(1)
      10.1    Investment Banking Agreement Dated As Of March 1, 1998 By
              And Between 1st Net Technologies, Inc. And Entrepreneur
              Investments, LLC(1)
     *10.2    Internet Marketing And Joint Venture Agreement By And
              Between 1st Net Technologies, Inc. And Nicklebys.com, Inc.
              Dated January 14, 1999(1)
     *10.3    Web Site Development, Service And Revenue Sharing Agreement
              By And Between 1st Net Technologies, Inc. And No Fear, Inc.
              Dated April 1, 1999(1)
     *10.4    Profit Sharing Agreement By And Between 1st Net
              Technologies, Inc. And Netsol USA, Inc. Dated July 6,
              1999(1)
      10.5    Stock Acquisition Agreement By And Between 1st Net
              Technologies, Inc. And MC32, Inc. Dated As Of August 15,
              1998(1)
      10.6    Stock Acquisition Agreement By And Between 1st Net
              Technologies, Inc. And Spirit 32 Development Corporation
              Dated As Of January 22, 1999(1)
      10.7    Stock Acquisition Agreement By And Between 1st Net
              Technologies, Inc. And SSP Management Corporation Dated As
              Of January 26, 1999(1)
      10.8    Technology License Agreement By And Between 1st Net
              Technologies, Inc. And Children's Technology Group, Inc.
              Dated As Of April 19, 1999(1)
      10.9    Technology License Agreement By And Between 1st Net
              Technologies, Inc. And Children's Technology Group, Inc.
              Dated As Of May 1, 1999(1)
     10.10    Employment Agreement By And Between 1st Net Technologies,
              Inc. And Lawrence K. Kimball Dated April 19, 1999(1)
     10.11    Outside Director's Agreement By And Between 1st Net
              Technologies, Inc. And Steven J. Santamaria Dated May 1,
              1999(1)
     10.12    Standard Industrial/Commercial Multi-Tenant Lease By And
              Between 1st Net Technologies, Inc. And Entrepreneur
              Investments, LLC Dated June 1, 1998(1)

    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
     10.13    Stock Option Agreement Dated January 10, 1999 By And Between
              1st Net Technologies, Inc. And Entrepreneur Investments,
              LLC, Gregory D. Writer, Jr., Clifford J. Smith And Jeffrey
              Chatfield(1)
     10.14    Consulting Agreement By And Between 1st Net Technologies,
              Inc. And Mariah Communications, Inc. Dated As Of August 15,
              1998(1)
     10.15    Internet Web Site Development Agreement Dated November 9,
              1998 By And Between 1st Net Technologies, Inc. And La Jolla
              Fresh Squeezed Coffee, Inc.(1)
        11    Statement Re: Computation Per Share Earnings(1)
      16.1    Letter From Cordovano & Harvey, P.C. Regarding Change In
              Certifying Accountant(1)
      16.2    Letter From Bewley, Argy & Company Regarding Change In
              Certifying Accountant(1)
        21    Subsidiaries Of 1st Net Technologies, Inc.(1)
      23.1    Consent Of Corbin & Wertz(1)
        24    Power Of Attorney(1)
        27    Financial Data Schedule(2)


---------------
 * Confidential Treatment Requested. These exhibits omit certain confidential information that has been filed separately with the Commission.


(1) Previously filed.



(2) Filed herewith.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 8, 1999                  1ST NET TECHNOLOGIES, INC.,

                                          a Colorado corporation

                                               /s/ JAMES H. WATSON, JR.
                                          --------------------------------------
                                          James H. Watson, Jr.,
                                          Chairman and Chief Executive Officer

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                                    CONTENTS


                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS
Twelve months ended December 31, 1998
  Independent auditors' report..............................  F-3
  Consolidated balance sheets -- assets.....................  F-4
  Consolidated balance sheets -- liabilities and
     shareholders' equity...................................  F-4
  Consolidated statements of operations.....................  F-5
  Consolidated statements of changes in shareholders'
     equity.................................................  F-6
  Consolidated statements of cash flows.....................  F-7
  Notes to consolidated financial statements................  F-9
CONSOLIDATED BALANCE SHEET -- Year Ended June 30, 1999 and
  1998......................................................  F-20
CONSOLIDATED BALANCE SHEET -- Year Ended June 30, 1999 and
  December 31, 1998.........................................  F-21
CONSOLIDATED STATEMENT OF OPERATIONS -- Year Ended June 30,
  1999
  and 1998..................................................  F-22
CONSOLIDATED STATEMENT OF OPERATIONS -- Year Ended June 30,
  1999 and December 31, 1998................................  F-23
CONSOLIDATED STATEMENT OF CASH FLOWS -- Year Ended June 30,
  1999 and 1998.............................................  F-24
CONSOLIDATED STATEMENT OF CASH FLOWS -- Year Ended June 30,
  1999 and December 31, 1998................................  F-25
1st NET TECHNOLOGIES, INC.
As of and for the year ended December 31, 1997
  Independent Auditors' Report..............................  F-26
  Balance Sheet.............................................  F-27
  Statement of Operations...................................  F-28
  Statement of Shareholders' Equity.........................  F-29
  Statement of Cash Flows...................................  F-30
  Summary of Significant Accounting Policies................  F-31
  Notes to Financial Statements.............................  F-33
THE CHILDREN'S TECHNOLOGY GROUP, INC.
For the period from July 30, 1998 (Date of Inception)
  Through April 30, 1999
  Independent Auditors' Report..............................  F-37
  Balance Sheet as of April 30, 1999........................  F-38
  Statement of Operations for the period from July 30, 1998
     (Date of Inception) through April 30, 1999.............  F-39
  Statement of Stockholders' Equity for the period from July
     30, 1998 (Date of Inception) through April 30, 1999....  F-40
  Statement of Cash Flows for the period from July 30, 1998
     (Date of Inception) through April 30, 1999.............  F-41
  Notes to Financial Statements.............................  F-42

THE CHILDREN'S TECHNOLOGY GROUP, INC
For the period from July 30, 1998 (Date of Inception)
  Through April 30, 1999
Independent Auditors' Report................................  F-37
Balance Sheet as of April 30, 1999..........................  F-38
Statement of Operations for the period from July 30, 1998
  (Date of Inception) through April 30, 1999................  F-39
Statement of Stockholders' Equity for the period from July
  30, 1998 (Date of Inception) through April 30, 1999.......  F-40
Statement of Cash Flows for the period from July 30, 1998
  (Date of Inception) through April 30, 1999................  F-41
Notes to the Financial Statements...........................  F-42

                      [BEWLEY, ARGY & COMPANY LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
1st Net Technologies, Inc.
11423 West Bernardo Court
San Diego, California 92127


     We have audited the accompanying consolidated balance sheet of 1st Net Technologies, Inc. (a Colorado corporation) and Subsidiary, as of December 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test-basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1st Net Technologies, Inc., and Subsidiary as of December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



     The Company is affiliated with other companies in the same line of business, all of which are controlled by a common control group with the ability to influence the volume of business done by each company. As discussed in Note 3, the Company and its affiliates have engaged in significant transactions with each other.



     The Company has a relatively short history of operations, has experienced losses in the year ended December 31, 1997 (as reported upon separately by other auditors), and the twelve months ended December 31, 1998 as reported upon above. As of December 31, 1998, the Company maintains an excess of $435,000 in retained deficits. Therefore, the future profitability and viability of the Company will be based in large part on the Company's ability to attract additional numbers of web site users, and to secure profitable operating agreements with those users. There can be no assurance that the Company will be able to operate profitability in the future (see Note 1a) and accordingly, these consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.


                                              /s/ BEWLEY, ARGY & COMPANY

                                          --------------------------------------
                                                  Bewley, Argy & Company

Fountain Valley, California
May 21, 1999

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
Current Assets:
  Cash (Note 1c)............................................   $  17,888       $   2,997
  Accounts Receivable, due from related parties, net of
     allowance for doubtful accounts of $20,285 and $-0-
     (Notes 1f & 3).........................................     134,467             140
  Marketable Securities (Note 1e)...........................      78,496         167,402
  Investments (Note 3)......................................      40,620             -0-
  Prepaid Expenses..........................................      10,186              50
  Related Party Loans Receivable (Note 3)...................      30,226             -0-
                                                               ---------       ---------
          Total Current Assets..............................     311,883         170,589
Restricted Securities (Note 3)..............................     262,600         400,000
Property and Equipment, at cost, net of accumulated
  depreciation of $23,246 and $2,369 (Notes 1i & 5).........     175,976          14,692
Intangible Assets, net of accumulated amortization of $9,323
  and $3,000 (Notes 1i & 1j)................................      13,000          17,000
Organization Costs, net of accumulated amortization of
  $13,593 and $519 (Note 1i)................................      11,270           3,932
Research and Development (Note 1i)..........................      28,491             -0-
                                                               ---------       ---------
          Total Assets......................................   $ 803,220       $ 606,213
                                                               =========       =========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable and Accrued Liabilities..................   $ 187,781       $  11,698
  Accounts Payable, Related Party (Note 3)..................       6,162          12,500
  Current Portion of Long Term Debt (Notes 1l & 6)..........      15,878          43,900
  Due to Related Parties (Note 3)...........................      44,000          71,900
  Demand Notes and Customer Deposits (Note 6)...............      10,000             -0-
  Dividends Payable (Note 8)................................       6,000             -0-
  Deferred Revenues (Note 6)................................      11,122         100,102
  Income Taxes Payable (Notes 1k & 6).......................       2,400             -0-
                                                               ---------       ---------
          Total Current Liabilities.........................     283,343         240,100
Long Term Debt, Net of Current (Note 1l)....................      26,620             -0-
Commitments and Contingencies (Note 6)......................          --              --
                                                               ---------       ---------
          Total Liabilities.................................     309,963         240,100
                                                               ---------       ---------
Minority Interest in Subsidiary (Notes 1b & 2)..............        (342)            -0-
                                                               ---------       ---------
Stockholders' Equity:
Preferred Stock, $ .001 Par Value; 10,000,000 shares
  authorized:
  Series A -- $2.50 participating, convertible, voting,
  cumulative; 400,000 shares authorized; issued and
  outstanding, 20,000 shares at December 31, 1998 and -0- at
  December 31, 1997 (Notes 1b, & 8).........................      50,000             -0-
Common Stock, $ .001 Par Value. Authorized 50,000,000
  shares; issued and outstanding, 3,513,000 shares at
  December 31, 1998 and 2,798,000 at December 31, 1997
  (Notes 1b & 7)............................................       3,513           2,798
Additional Paid-In Capital (Notes 1b, 7 & 8)................     874,415         506,252
Retained (Deficit) (Note 1a)................................    (435,013)       (142,937)
                                                               ---------       ---------
          Total Stockholders' Equity........................     492,915         366,113
                                                               ---------       ---------
          Total Liabilities and Stockholders' Equity........   $ 803,220       $ 606,213
                                                               =========       =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  TWELVE MONTHS ENDED:
                                                              ----------------------------
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
REVENUES (Notes 1a, 1f & 3)
  Web Page Design...........................................   $  497,062      $  19,923
  Web Page Design in Exchange for Stock.....................      237,660            -0-
  Internet Marketing Services...............................       97,000            -0-
  Consulting and Internet Hosting...........................          810         26,057
  Consulting in Exchange for Stock..........................       90,480         95,368
  Realized Gain/(Loss) on Stocks derived from earnings......       28,177            -0-
  Unrealized Gain/(Loss) on Stocks derived from earnings....      (11,613)           -0-
  Realized Gain/(Loss) on Stock Sales.......................       96,177            -0-
  Other Service Income......................................        6,893            -0-
                                                               ----------      ---------
          TOTAL REVENUES....................................    1,042,646        141,348
                                                               ----------      ---------
OPERATING EXPENSES
  Salaries, Wages, Benefits and Payroll Taxes (Note 4)......      496,190        158,510
  Advertising and Promotional...............................      206,307         46,399
  Bad Debts (Note 1f).......................................       25,572            -0-
  Interest..................................................        2,930            -0-
  Internet Access and Other Fees............................       59,621         31,232
  Insurance.................................................        6,390            -0-
  Office and Administrative Costs...........................       34,333            -0-
  Outside Services, Contractors and Referral Fees...........      211,889            -0-
  Professional Fees.........................................       13,535         20,725
  Rent, Paid to an Affiliate (Note 3).......................       53,902         14,410
  Telephones................................................       26,792          8,717
  Travel....................................................       25,985            -0-
  Depreciation and Amortization (Notes 1i & 1j).............       27,457          5,888
  Gain on Sale of Marketable Securities (Notes 1e & 3)......          -0-        (34,981)
  Other.....................................................        2,174         32,765
                                                               ----------      ---------
          TOTAL OPERATING EXPENSES..........................    1,193,077        283,665
                                                               ----------      ---------
          NET (LOSS) FROM OPERATIONS........................     (150,431)      (142,317)
OTHER INCOME (EXPENSE)
  Unrealized Loss on Decline of Restricted Stock Investment
     (Note 3)...............................................     (137,400)           -0-
  Interest and Dividends....................................          853           (620)
                                                               ----------      ---------
NET (LOSS) BEFORE TAXES ON INCOME AND SHARE OF MINORITY
  INTEREST IN LOSS OF SUBSIDIARY TAXES ON INCOME (Notes 1k &
  6)........................................................     (286,978)      (142,937)
     Minimum State Corporate Tax............................        1,600            -0-
     Current Benefit........................................      (87,364)       (47,104)
     Deferred Expense.......................................       87,364         47,104
                                                               ----------      ---------
NET (LOSS) BEFORE MINORITY INTEREST'S SHARE IN LOSS OF
  SUBSIDIARY................................................     (288,578)      (142,937)
     Minority Interest in Undistributed Loss................        2,502            -0-
                                                               ----------      ---------
NET (LOSS)..................................................   $ (286,076)     $(142,937)
                                                               ==========      =========
EARNINGS PER SHARE (EPS) (Note 1n)
  BASIC EPS (Note 1n).......................................   $   (.0904)     $  (.0684)
                                                               ==========      =========
  DILUTED EPS (Note 1n).....................................   $   (.0902)     $  (.0684)
                                                               ==========      =========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  BASIC EPS.................................................    3,165,500      2,090,333
                                                               ==========      =========
  DILUTED EPS...............................................    3,170,500      2,090,333
                                                               ==========      =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                          PREFERRED                    COMMON
                                   ------------------------   ------------------------   ADDITIONAL                     TOTAL
                                   NUMBER OF   ($0.001 PAR)   NUMBER OF   ($0.001 PAR)    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                    SHARES       $ AMOUNT      SHARES       $ AMOUNT      CAPITAL       DEFICIT        EQUITY
                                   ---------   ------------   ---------   ------------   ----------   -----------   -------------
Balance at December 31, 1996.....      -0-       $   -0-      1,800,000      $1,800       $    -0-     $     -0-      $   1,800
Shares Issued (Note 1b)..........      -0-           -0-       998,000          998        548,502            --        549,500
Offering Costs...................       --            --            --           --        (42,250)           --        (42,250)
Net Loss December 31, 1997.......       --            --            --           --             --      (142,937)      (142,937)
                                    ------       -------      ---------      ------       --------     ---------      ---------
Balance at December 31, 1997.....      -0-           -0-      2,798,000       2,798        506,252      (142,937)       366,113
Shares Issued (Note 3)...........       --            --       265,000          265             --            --            265
Reg. D Offerings:
  Common Stock (Notes 1b & 7)....      -0-           -0-       450,000          450        449,550            --        450,000
  Preferred -- Series A (Note
    8)...........................   20,000        50,000            --           --             --            --         50,000
  Offering Costs.................       --            --            --           --        (81,387)           --        (81,387)
Dividends on Preferred (Note
  8).............................       --            --            --           --             --        (6,000)        (6,000)
Net (Loss) December 31, 1998.....       --            --            --           --             --      (286,076)      (286,076)
                                    ------       -------      ---------      ------       --------     ---------      ---------
Balance at December 31, 1998.....   20,000       $50,000      3,513,000      $3,513       $874,415     $(435,013)     $ 492,915
                                    ======       =======      =========      ======       ========     =========      =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 TWELVE MONTHS ENDED:
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Increase (Decrease) In Cash And Cash Equivalents:
Cash Flows from OPERATING Activities:
  Net (Loss)................................................   $(286,076)     $(142,937)
                                                               ---------      ---------
  Adjustments to Reconcile Net (Loss) to Net Cash (Used) By
     OPERATING Activities:
     Transactions not requiring cash:
       Depreciation and Amortization (Notes 1i, 1j & 5).....      27,457          5,888
       Issuance of Stock to Employees (Note 3)..............         265            -0-
       Minority Interest in Subsidiary Acquisition (Notes 1b
        & 2)................................................         342            -0-
       Provision for Doubtful Accounts (Note 1f)............      20,285            -0-
       Unrealized Loss on Marketable Securities (Note 1e)...      11,013        (34,981)
     Changes in operating assets and liabilities net of
      effects from purchase of Mariah:
       (Increase) in Accounts Receivables, Marketable
        Securities, and Other Current Assets................    (157,701)      (167,592)
       Increase in Accounts Payable and Accrued
        Liabilities.........................................      29,320        240,100
                                                               ---------      ---------
       Total Adjustments....................................     (69,019)        43,415
                                                               ---------      ---------
          NET CASH (USED) BY OPERATING ACTIVITIES...........    (355,095)       (99,522)
                                                               ---------      ---------
Cash Flows from INVESTING Activities:
  Unrealized Loss and Deposit Paid for Auto Purchase (Note
     3).....................................................     137,400       (400,000)
  Purchases of Property and Equipment (Notes 1i & 5)........    (127,224)       (18,330)
  Payments for Organizational Costs (Notes 1j & 5)..........      (9,142)        (2,651)
  Payments for Intangible Assets (Notes 1j & 2).............     (10,000)       (10,000)
  Payments for Research and Development (Note 1i)...........     (28,491)           -0-
                                                               ---------      ---------
          NET CASH (USED) BY INVESTING ACTIVITIES...........     (37,457)      (430,981)
                                                               ---------      ---------
Cash Flows from FINANCING Activities:
  Principal Payments on Capital Lease Obligations (Note
     5).....................................................     (11,170)           -0-
  Proceeds from Issuance of Common Stock (Notes 1b, 2 &
     7).....................................................     450,000        549,500
  Proceeds from Issuance of Preferred Stock (Notes 1b &
     8).....................................................      50,000            -0-
  Costs Associated with Stock Offerings.....................     (81,387)       (16,000)
                                                               ---------      ---------
          NET CASH PROVIDED BY FINANCING ACTIVITIES.........     407,443        533,500
                                                               ---------      ---------
          NET INCREASE IN CASH AND CASH EQUIVALENTS.........      14,891          2,997
          Cash and cash equivalents at the beginning of the
            year............................................       2,997            -0-
                                                               ---------      ---------
          CASH AND CASH EQUIVALENTS AT END OF YEAR..........   $  17,888      $   2,997
                                                               =========      =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                 TWELVE MONTHS ENDED:
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
     Interest...............................................   $   2,930      $     -0-
                                                               =========      =========
     Income Taxes...........................................   $   1,600      $     -0-
                                                               =========      =========

     Acquisition Note: In connection with the acquisition of 97.12% of the common stock of Mariah Communications, Inc. (Mariah), the Company acquired assets with a fair value of $34,821 (including cash of $1,766) and assumed liabilities of $32,420, for consideration of granting exclusive proprietary technology rights to IP Telephony Technology, with a book value of $75,000.

     Leases Note: During 1998, the Company incurred a capital lease obligation of $53,668 in connection with lease agreements to acquire equipment.

     Related Party Note: During 1998 the Company received net $30,226 and repaid $27,900 to related parties in relation to short term loans. In addition, as discussed further in Note 3, the Company had sales of $622,156 with related parties.

     Non Cash Financing Note: As discussed further in Note 1b, the Company has issued warrants with the preferred stock offering which are associated with the $50,000 financing activity listed above.

     Sales Note: During 1998, the Company recorded sales of $328,140 that were paid in customers' stock.

   The accompanying notes are an integral part of the consolidated financial statements.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Nature of Business

     1st Net Technologies, Inc. ("The Company"), was originally organized as Snow Eagle Investments, Inc. under the laws of the State of Colorado, on May 14, 1990. In April 1997, the Company initiated operations with the purchase of certain assets, and tradename of an internet shopping mall doing business as 1st NetZing Mall (NetZing). Subsequent to the acquisition of NetZing, the Company changed its name to 1st Net Technologies, Inc.

     The Company is primarily in the Internet commerce and services business, specializing in Internet services to publicly traded companies and high net worth investors, offering a diverse range of goods and services. In 1998, those services included "due diligence web sites", custom database systems management, investment opportunity profiling, information resourcing, and developing and supporting a new paradigm of technological development to control and monitor information, telephony, and video to Internet consumers based upon content.

     On August 15, 1998 the Company acquired a controlling interest in Mariah Communications, Inc. (Mariah) (formerly, MC32, Inc.). (See Note 2). Accordingly, the accompanying consolidated financial statements of the Company include the results of operations, financial position and cash flows of Mariah. This majority owned subsidiary is in a related Internet commerce activity, developing Internet protocol telephony technologies, wherein voice is converted into data and then reassembled once received after transmission on the Internet.

     Subsequent to December 31, 1998, the Company acquired three additional related entities as follows: 1) SSP Management Corp. (SSP), an entity which provides internet public relations and internet newsletters, was purchased in exchange for 1,000,000 common shares in the Company. 2) The Children's Technology Group, Inc. (CTG), (formerly Tummybusters, Inc.), was purchased by the Company in exchange for the exclusive licensing and marketing rights to the Crayon Crawler Web Browser suite of modules. 3) Spirit 32 Development Corporation (SP32), (formerly Renaissance Financial Clearing Corporation), an entity that provides Internet related research and development services, was purchased in exchange for 450,000 common shares in the Company. All three acquired entities had shareholders in common with the Company, or with other family members of the Company's management. (See also Notes 2 & 3).

     The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has incurred net losses of $429,013 during 1997 and 1998 resulting in a retained deficit of $435,013 after dividends. In view of this matter, realization of a portion of the assets in the accompanying financial statement is dependent upon continued operations of the Company and management believes that actions presently being taken and current revenues being generated will provide the opportunity for the Company to continue as a going concern.

  (b) Capitalization

     The Company was initially capitalized by the issuance of 1,800,000 shares of its common stock, at $0.001 per share, totaling $1,800, to an officer (whom has subsequently resigned), in exchange for services related to organizing the Company. In June, 1997 the Company circulated a self written confidential offering memorandum, resulting in the issuance of 598,000 common shares, for a total of $149,500, less offering costs of $42,250. On October 28, 1997, an additional 400,000 common shares were issued under Regulation D, Rule 504 of the Securities Act of 1933 and California Code 25102(f) to a single investor for $400,000.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

     On October 12, 1998, the Company issued an additional 450,000 common shares under Regulation D, Rule 504 to investors for $450,000, less offering costs of $81,387. As of December 31, 1998, the Company circulated an additional self written confidential offering memorandum under Regulation D, Rules 501 through 508 of the Securities Act of 1933 and California Code 25102(f), resulting in the issuance of 20,000 shares of Series A Preferred Stock, for a total of $50,000. This offering was subscribed in full by March 11, 1999 resulting in an aggregate issuance of 472,400 shares of Series A Preferred Stock and 236,200 warrants, totaling $1,181,000, less offering costs of approximately $120,000. (See also Notes 6 & 8).

     Mariah was capitalized by a self written confidential offering memorandum under Regulation D, Rule 504 of the Securities Act of 1933 and California Code 25102(f), resulting in the issuance of 118,600 common shares for a total of $118,700, less costs of $20,000. Majority control was acquired by the Company on August 15, 1998, with the issue of 4,000,000 of its common shares in exchange for the proprietary rights to the Mariah IP telephony technology. The aggregate cost of developing these rights at August 15, 1998 was $75,000. (See also Note
2).

  (c) Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 1998 and 1997.

  (d) Principles of Consolidation and Basis of Accounting

     The accompanying consolidated financial statements include the accounts of the Company and of its majority owned subsidiary, Mariah. The acquisition has been reported as a purchase business combination. Inter-company transactions and balances have been eliminated in consolidation. All transactions are recorded on the accrual basis, at historical cost.

  (e) Marketable Securities & Investments

     Marketable securities consists of equity securities, or the rights to obtain equity securities (options), in common stock traded in major market listings, and for stock in some companies who are traded over-the-counter. All equity securities are considered "trading" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, unrealized gains and losses on the equity securities are reflected in operations. The Company also owns restricted stocks in several companies which are recorded at nominal fair value amounts or on the equity method.

  (f) Revenues and Accounts Receivable

     Consulting and service revenues are recorded upon billing of the completed contract for services. Web page development revenues are recorded in accordance with AICPA Statement of Position 97-2. Accounts receivable are recorded at realizable value, net of reasonable and adequate reserves for potential uncollectible amounts. The entire balance of receivables as of December 31, 1998 is due from related parties.

  (g) Related Parties

     On February 23, 1999, the Financial Accounting Standards Board (FASB) issued a news release proposing a new Statement updating FASB Statement 94, that would require a controlling entity to

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

consolidate all entities that it controls, unless control is temporary, even when control exists in forms other than a majority voting interest.

     The proposed Statement would be effective for financial statements for annual periods beginning after December 15, 1999, although earlier application is encouraged. The Company has not yet elected to adopt application of this standard and the affect of such accounting treatment is indeterminable. The application of this standard could have a material impact on the user's conclusions as to the Company's financial position and results of operations and cash flows. As reported in the auditors' opinion, the Company is affiliated with other companies in the same line of business, all of which are controlled by a common control group, with the ability to influence the volume of business done by each company. See also, Note 3 for further discussion on related parties.

     The balance of related party loans receivable are from various related entities, is interest free and has no fixed terms of repayment. (See also Note
3).

  (h) Deposits and Other Assets

     This balance consists primarily of equipment and premises security deposits.

  (i) Property and Equipment, Research and Development, Organizational Expenditures and Trademarks

     Property and equipment is stated at cost and is depreciated using the straight line method over their estimated useful lives, currently five years, with a mid-year convention in the year of acquisition. In accordance with FASB -- 86 and AICPA Statement of Position 98-1 requirements, the Company has established the technological feasibility of their internet web site directory, and accordingly all costs incurred for the planning, product design, detail program design and establishing technical feasibility are capitalized as research and development, and are amortized upon enhancement completion on a project by project basis, using the straight line method, over their expected useful lives. Additionally, periodic evaluations of unamortized research and development costs are made to determine the net realizable value on the Company's balance sheet. Any resulting write downs are charged to periodic operations. Trademarks are amortized using the straight line method, over five years. Organizational expenditures for the Company were paid as completed, totaling $15,916, as of December 31, 1998, and will be amortized over a period of five years. Betterment's and improvements are capitalized and depreciated over their estimated useful lives, while repairs and maintenance costs are expensed when incurred.

  (j) Intangible Assets

     Intangible assets, resulting from the differences between acquisition purchase price and the fair value (or net book value, in the case of related parties) of net assets acquired are being amortized using the straight line method, over 15 years. Amortization expense for the years ended December 31, 1998 and 1997 were $9,323 and $3,519, respectively.

  (k) Income Taxes

     The Company has applied the Financial Accounting Standards Board Statement 109, Accounting for Income Taxes (SFAS 109), to all operations since inception, for all periods disclosed in this financial examination, and all other disclosures of information for periods prior to acquisitions of the operating subsidiary, Mariah.

     SFAS 109 "Accounting for Income Taxes" requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period, plus or minus the change during the period, in deferred tax assets and liabilities. The Company has experienced operating losses during its period of existence, and future profitability cannot be assured, resulting in reserves for the valuation allowance of the entire amount of the determined deferred tax assets. (See also Note 6).

  (l) Long-Term Debt

     Long-term debt of $26,620 as of December 31, 1998 represents the amount of capital lease obligations due in periods beyond December 31, 1999, and is, accordingly, stated net of the current portion of $15,878.

  (m) Transactions in Capital Stock

     All securities issued by the Company and Mariah have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, transferred, pledged or hypothecated, in the absence of a registration statement in effect with respect to the securities under such act, or an opinion of counsel or other evidence satisfactory to the Company that such registration is not required, or unless sold pursuant to Rule 144 under such act. The Company's free trading stock is currently involved in limited trading on the
OTC: Bulletin Board under the symbol FNTT. The trading price at December 31, 1998 was $3.25 and has been consistently trading at slightly above $5.00 in limited transactions, as of and before the date of this report. This activity does not however illustrate an established "market" for the Company's stock as described in FASB 123 (Accounting for Stock Based Compensation) or for establishing fair value in the acquisitions involving issuance of the Company's stock.

  (n) Earnings Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion 5, "Earnings Per Share". SFAS 128 requires dual presentation of basic and, where applicable, diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share which utilizes the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully-diluted earnings per share. SFAS 128 is effective for the Company in 1998 and 1997. However, there were no common stock equivalents during the year ended December 31, 1997 and, therefore, there is no effect on the earnings per share presented for that year, due to the Company's adoption of SFAS 128. In the year ended December 31, 1998, however, this adoption is effective in the presentation of Diluted earnings per share for that period. Basic earnings per share have been computed using the weighted average number of common shares and common share equivalents outstanding. Diluted earnings per share were calculated using the weighted number of common shares and common share equivalents, including all options and warrants as if exercised at the beginning of the periods.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

(2) ACQUISITIONS

  Acquisition of 1st NetZing Mall

     On April 7, 1997, the Company acquired certain assets which included the tradename, trademarks, clients and programming code of an internet shopping mall known as 1st NetZing Mall, for $10,000 in cash and a promissory note payable to the seller for $10,000, for a total purchase price of $20,000. At December 31, 1997, the promissory note was paid in full. The transaction was recorded as a purchase in accordance with Accounting Principles Board Opinion No. 16. Upon determining the fair value of tangible and intangible assets acquired, the full purchase price was allocated to the acquisition of the tradename, trademarks, and technology associated with the internet shopping mall. The $20,000 was recorded as an intangible asset, and is being amortized over five years, on a straight-line basis.

  Acquisition of Mariah

     On August 15, 1998, Mariah's board of director's approved the issuance of 4,000,000 shares of common stock of Mariah, to 1st Net Technologies (representing 100.00% of the outstanding common stock as of December 31, 1998), in a business combination accounted for as a purchase, in accordance with the terms of Accounting Principles Board Opinion No. 16, with an effective date of December 31, 1998. The price paid was $75,000 (the net book value of the technology rights). The results of operations of Mariah are included in the accompanying consolidated financial statements since the date of acquisition. The total net book value (approximated to equal fair value) of the net assets of Mariah at December 31, 1998, amounted to $11,799. The excess purchase price was accordingly allocated to goodwill, with a subsequent reduction in full due to the Company's interest in Mariah's losses. As of December 31, 1998 Mariah incurred net losses of $86,901 and as a result, the Company recorded a reduction of Mariah's non-current assets acquired on a prorated basis by $9,398. (See also Notes 1b & 1j).

     The following is a summary of the financial position of the Company and Mariah at December 31, 1998, without the consolidating and eliminating adjustments:

                                                      1ST NET     MARIAH     COMBINED
                                                      --------    -------    --------
Current assets......................................  $323,257    $ 1,766    $325,023
Property and equipment, net.........................   168,470     14,753     183,223
Other assets........................................   302,191     27,700     329,891
                                                      --------    -------    --------
                                                      $793,918    $44,219    $838,137
                                                      ========    =======    ========
Current liabilities.................................  $274,381    $32,420    $306,801
Long Term Debt......................................    26,620        -0-      26,620
Shareholders' equity................................   492,917     11,799     504,716
                                                      --------    -------    --------
                                                      $793,918    $44,219    $838,137
                                                      ========    =======    ========

     Included in consolidated results of operations for the year ended December 31, 1998 are the following results of the previously separate companies for the period from August 16, 1998 to December 31, 1998:

                                                   1ST NET       MARIAH     CONSOLIDATED
                                                  ----------    --------    ------------
Net sales.......................................  $1,042,646    $    -0-     $1,042,646
                                                  ==========    ========     ==========
Net income (Loss)...............................  $ (199,175)   $(86,901)    $ (286,076)
                                                  ==========    ========     ==========

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

  Acquisition of SSP Management Corp.

     On January 13, 1999, the Company acquired a 100% interest in SSP for 1,000,000 shares and relief of debt between the two companies. As discussed in
Note 3, the former majority shareholder in SSP, Entrepreneur Investments, LLC
(EI), is a controlling shareholder in the Company and, accordingly, the acquisition was recorded at net book value.

  Acquisition of Spirit 32 Development Corporation

     On January 22, 1999, the Company purchased all of the issued and outstanding stock of Spirit 32 Development Corporation in exchange for 450,000 shares of the Company's common stock. The acquisition was between related parties and, accordingly, the business combination has been recorded as a purchase at net fair values.

  Acquisition of The Children's Technology Group

     On April 19, 1999, the Company announced the sale of exclusive licensing and marketing rights for the Crayon Crawler Web Browser suite and the Next Generation Web Browser to the Children's Technology Group (CTG) for $400,000 cash, 5% royalty on sales and an option to purchase 4,000,000 shares of CTG bringing the Company's ownership percentage in CTG to approximately 86% on May 1, 1999 when the options were exercised. The transaction is being recorded as a purchase, in accordance with Accounting Principles Board Opinion No. 16.

     The following pro forma information illustrates the Company's unaudited financial position as of December 31, 1998 as if the three acquisitions in 1999 had occurred on December 31, 1998, for consolidated balance sheet purposes, and as of January 1, 1998 for consolidated income statement purposes. The pro forma information also illustrates the completion of the Reg. D offering for the preferred stock (see Note 1b), since that offering was essential in completing the acquisitions. There were minor adjustments necessary for depreciation, amortization and interest, for comparison purposes. The pro forma statements may not be indicative of the results that would have occurred if the acquisition had been effective on the date indicated, or of the results that may be obtained in the future.

  UNAUDITED PRO FORMA CONSOLIDATED AND CONDENSED BALANCE SHEET AS OF 12/31/98

Current assets..............................................  $1,426,032
Property and equipment, net.................................     230,777
Other assets................................................     301,188
                                                              ----------
                                                              $1,957,997
                                                              ==========
Current liabilities.........................................  $  242,789
Long Term Debt..............................................      26,620
Minority Interest...........................................     233,308
Shareholders' equity........................................   1,455,280
                                                              ----------
                                                              $1,957,997
                                                              ==========

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

                UNAUDITED PRO FORMA CONSOLIDATED, CONDENSED AND
                 COMBINED RESULTS OF OPERATIONS AS OF 12/31/98

Sales.......................................................  $1,319,733
                                                              ==========
Net (Loss)..................................................  $ (347,611)
                                                              ==========
Net (Loss) per common share**...............................  $  (.05764)
                                                              ==========
Net (Loss) per common share***..............................  $  (.05345)
                                                              ==========

---------------
 ** After giving affect to recapitalization, 1999 stock issues and conversion of preferred shares.

*** Also including dilution of outstanding warrants.

(3) RELATED PARTY TRANSACTIONS AND SIGNIFICANT CUSTOMERS

     During the period ended December 31, 1997, the Company entered into an agreement with Entrepreneur Investments, Inc. (EI), whereby EI would provide $30,000 in consulting services to the Company, of which $15,000 is included in the accompanying financial statements as offering costs. As of December 31, 1997 and 1998, $12,500 and $6,162 respectively, are included in accounts payable as a result of trade activities with EI. EI advanced the Company approximately $60,000 during 1997, of which the Company repaid $25,500 during 1997. The remaining balance of $34,500 is included in the accompanying financial statements as due to related parties as of December 31, 1997. This loan was repaid in full by June of 1998.

     Further, in 1997 the Company entered into an agreement with an employee to sell to the employee certain investments the Company holds in marketable securities. At December 31, 1997 the securities were not delivered to the employee, and the amount received for the securities, $25,000, was recorded as a current liability, due to related parties. This liability was paid in full by June 15, 1998.

     During the period ended December 31, 1997, an officer advanced the Company a total of $3,900, of which, $1,500 and $2,400 was repaid in 1997 and 1998, respectively. The December 31, 1997 balance outstanding of $2,400 was included in the accompanying financial statements as due to related parties.

     In 1997, the Company issued a note payable to a shareholder. The note was due on demand and included interest at an annual rate of 12%. The amount outstanding on the note at December 31, 1997 was $10,000 and was recorded in due to related parties. This loan was repaid in full during 1998.

     On November 5, 1997, the Company entered into an agreement to purchase eight automobiles from LaForza Automobiles, Inc. ("LaForza") (formerly Celebrity Networks, Inc.) for which the Company paid $400,000. The vehicles were to be delivered to the Company beginning no later than March 30, 1998, with final delivery no later than August 30, 1998. Management had intended to resell the vehicles, but in 1998, the Company renegotiated the terms of the purchase, and received 200,000 shares of LaForza common stock instead of the automobiles. The net market value of these shares as of December 31, 1998 has declined to $262,600 from their value of $400,000 as of December 31, 1997, and has resulted in the recording of unrealized losses of $137,400 in the accompanying financial statements. In addition to this stock investment, in 1997 the Company entered into a consulting agreement with LaForza, whereby the Company would provide internet consulting and web page design services to LaForza. (See also Note 6).

     On December 15, 1998, EI loaned the Company $5,000 which is part of the due to related party balance of $44,000 as of December 31, 1998. The remaining balance of $39,000 consists of a loan payable to CTG of $24,000, which was later acquired (see Note 2), and loans payable to two other affiliates totaling $15,000. In addition, during the years ended December 31, 1998 and 1997, the Company subleased office space from affiliates, for total rent payments of $41,347 and $14,410.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

     In 1998, the Company had sales to related parties amounting to $622,156. In addition, the accounts receivable balance of $134,467 is all due from related parties, with approximately $119,000 attributable to SSP, which was acquired subsequent to December 31, 1998. (See also Note 2).

     The Company issued 265,000 shares of common stock to employees during 1998 as bonuses for the 1997 year. Since the stock is restricted for a one year period and there is no established market for the shares, the issuance of shares was recorded at par for a total of $265. The Company issued 595,300 additional shares of common stock to management and key employees during 1999, as incentives and bonuses for the 1998 year. These shares issued are likewise restricted for a one year period, with no established market for trading and, accordingly, the issuance of such shares were recorded at par.

     EI is the largest percentage owner in the Company (see Note 4) and also owns a majority interest in Probook, Inc. EI also has 1,500,000 options in the stock of Mariah and the sole shareholder of EI serves on the board of Mariah. The Company and/or EI also has officers or directors in common with various other entities.

     In 1998, sales to one customer, SSP, which was subsequently acquired, accounted for approximately 42% of the Company's total revenues. In 1997, sales to one customer amounted to 53% of the Company's total revenues. Further, in 1998 and 1997, approximately 31% and 67%, respectively, of the Company's revenue was in the form of common stock received as payment for services. During the year ended December 31, 1997, the Company received approximately $109,243 in cash for the sale of the securities. The excess of the proceeds received for the stock, over the Company's recognized revenue originally recorded for such stock, totaled $13,875, and is included as a gain in sale of marketable securities. During the year ended December 31, 1998, the Company received approximately $410,140 in cash for the sale of securities. The excess of proceeds received for the stock over the Company's recognized revenue for which stock was the payment, totaled $28,177 and is listed separately under revenues on the statement of operations.

(4) CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following is a list of the officers and directors of the Company, along with all other shareholders owning directly or indirectly at least 5% of the Company's shares as of December 31, 1998. There were no salaries greater than $100,000 paid to any one employee during the 1998 year.

                 SHAREHOLDER/POSITION/TITLE                   SHARES HELD    OWNERSHIP
                 --------------------------                   -----------    ---------
Gregory D. Writer Jr. -- CEO and Chairman of the Board......         -0-         0.0%
Clifford J. Smith -- President..............................      50,000         1.4
Grey Mare, Inc./Mary E. Writer -- Secretary and Treasurer...     163,000         4.6
Jeffrey Chatfield -- V.P. Investor Relations................         -0-         0.0
Gerald Young -- V.P. Sales and Marketing....................         -0-         0.0
Alex Ramia -- V.P. Network and Systems Operations...........         -0-         0.0
EI/James H. Watson Jr. -- Director..........................   1,600,000        45.5
Cede & Co. -- Investor......................................     778,200        22.2
Mark Lair -- Investor.......................................     400,000        11.4
                                                               ---------       -----
          Total listed......................................   2,991,200        85.1%
                                                               =========       =====
          Total shares authorized, issued and outstanding...   3,513,000       100.0%
                                                               =========       =====

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

(5) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31,

                                                                1998       1997
                                                              --------    -------
Office Furniture and Fixtures...............................  $  5,641    $ 3,701
Leasehold Improvements......................................    22,954        -0-
Radio Equipment.............................................     4,178        -0-
Office Equipment -- Capitalized Leases......................    53,668        -0-
Computer Equipment and Peripherals..........................   112,781     13,360
                                                              --------    -------
     Total..................................................   199,222     17,061
     Less Accumulated Depreciation..........................   (23,246)    (2,369)
                                                              --------    -------
          Net Property and Equipment........................  $175,976    $14,692
                                                              ========    =======

(6) LIABILITIES, COMMITMENTS AND CONTINGENCIES, SUBSEQUENT EVENTS, AND OFF BALANCE SHEET RISK

  Demand Notes Payable and Customer Deposits

     Demand notes, non-related parties, consisted of the following at December
31

                                                               1998       1997
                                                              -------    -------
Notes payable(2), 12%, unsecured............................  $   -0-    $35,000
Notes payable(2), no stated interest, unsecured.............    5,000      8,900
Customer Deposits...........................................    5,000        -0-
                                                              -------    -------
          Total Demand Notes Payable and Customer
            Deposits........................................  $10,000    $43,900
                                                              =======    =======

  Deferred Revenues

     On November 5, 1997, the Company received, in advance, payment for an eighteen month consulting contract with LaForza, beginning August 13, 1997. Payment was in the form of an option, fully exercisable at $.50 per share, to purchase 150,000 free-trading shares of LaForza Automobiles, Inc. During the period August 13, 1997 through December 31, 1997, the Company exercised 50,000 of the options, for which it sold the shares for approximately $56,745. After further contract negotiations, the remaining options were exercised in 1998. The LaForza common stock is thinly traded, over-the-counter. The determination of the value of the options, in management's opinion, was more readily determinable than the value of the services to be provided. Therefore, based on the cash proceeds from the sale of the common stock received from the exercise of the options, the 150,000 options have been valued at $133,470. During the years ended December 31, 1998 and 1997, approximately sixty-seven and twenty-five percent of the consulting contract was completed for each year, respectively. Accordingly, the Company has recorded revenue of $89,425 and $33,368, respectively for those years, and has deferred the remaining $11,122 until the earnings process has been completed.

  Income Taxes

     As of December 31, 1998, the Company had income taxes payable to the State of California Franchise Tax Board totaling $2,400.

     At December 31, 1998 and 1997 deferred taxes consisted of a net tax assets due to operating loss carryforwards of $371,187 and $47,104, respectively, which were fully offset by valuation allowances since there is no assurance of recovery. The net operating loss carryforwards will expire beginning in 2012.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

     A reconciliation of the U. S. statutory federal income tax rate to the effective tax rate is as follows:

                                                               1998      1997
                                                              ------    ------
U.S. federal statutory graduated rate.......................   34.00%    26.08%
State income tax rate, net of federal benefit...............    9.30%     6.87%
Net operating loss for which no tax benefit is currently
  available.................................................  (43.30)%  (32.95)%
                                                              ------    ------
                                                                 -0-       -0-
                                                              ======    ======

  Commitments and Contingencies

     The future minimum annual aggregate rental payments required under both capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

YEARS ENDING DECEMBER 31,
1999........................................................  $164,705
2000........................................................   146,979
2001........................................................   139,493
2002........................................................   129,247
2003........................................................   100,058
Thereafter..................................................       -0-
                                                              --------
Total.......................................................  $680,482
                                                              ========

     The Company is not currently involved in any litigation.

  Subsequent Events

     The three 1999 acquisitions and the completion of the preferred stock offering have been discussed in Notes 1b & 2, and are illustrated in the pro forma information. The pro forma information does not reflect any asset for 1,000,000 restricted common shares in Nicklebys.com, Inc. that were obtained in 1999 for services rendered.

     Additionally, the Company has signed various operating and employment agreements granting restrictive shares, stock options and warrants totaling 1,592,400 as of the date of this report.

  Off Balance Sheet Risk

     As of December 31, 1998, the Company maintained no cash accounts in excess of the $100,000 federally insured limits. Additionally, the Company is primarily involved in Internet services, for which the approaching year 2000 computer dilemma may have significant and unknown affects. Due to the limited operating history of the Company, there is no assurance that the Company will be able to raise sufficient equity capital or generate profits to sustain its existence.

     The Company could also be affected by the inability to establish a market for their shares of stock. The Company has many related parties and could be subject to a conflict of interest with the directors. Last, the Company has issued shares to employees and principal founders for no cash consideration, and may issue additional shares of common stock or preferred stock in the future, resulting in the dilution in the underlying book value and earnings per share.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        AS OF DECEMBER 31, 1998 AND 1997

(7) COMMON STOCK

     The Company is authorized to issue 50,000,000 common shares with a $0.001 par value. Each common share is entitled to one vote and there are no other preferences. No dividends have been paid by the Company since inception.

(8) PREFERRED STOCK

     The Company is authorized to issue 10,000,000, $0.001 par value preferred shares, with varying voting rights and other preferences. As of December 31, 1998, the Company had issued 20,000 shares of its Series A -- $2.50 participating, convertible, voting, cumulative preferred stock. The Series A preferred stock is not subject to discretionary redemption by the Company, has equal voting to common shares, and is automatically converted into common shares when the Company's stock price reaches $5.00. This threshold was achieved subsequent to the balance sheet date, and all of the preferred shares as of the date of the audit report have been converted into common. The preferred stock offering was sold in $5.00 units. Each unit consisting of two shares of the Series A, preferred stocks, and one warrant to purchase one share of common stock of the Company at $5.00 per share, exercisable immediately, and expiring upon the one year anniversary date of the closing of an underwritten public offering. If not expired or exercised prior thereto, the warrants automatically shall expire on October 31, 2002. As of December 31, 1998, preferred dividends at $.30 per share were accrued, resulting in dividends payable of $6,000.

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS


                                                                    AS OF JUNE 30,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Current Assets:
  Cash and Marketable Securities............................  $1,306,880      $340,696
  Other Current Assets......................................   1,106,648       418,541
                                                              ----------      --------
          Total Current Assets..............................   2,413,528       759,237
Other Assets................................................     771,744       112,534
                                                              ----------      --------
          Total Assets......................................  $3,185,272      $871,771
                                                              ==========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities.........................................  $  695,628      $100,850
Other Liabilities...........................................     117,701
                                                              ----------      --------
          Total Liabilities.................................     813,329       100,850
Minority Interest in Consolidated Subsidiaries..............  $  159,343
Stockholder's Equity:
  Common Stock, $.001 par value; 40,000,000 shares
     authorized, issued and outstanding as of June 30.......       5,581         2,798
  Preferred Stock, $.001 par value; 10,000,000 shares
     authorized, issued and outstanding as of June 30.......          --            --
  Additional Paid-In Capital................................   3,222,518       739,502
  Retained Earnings.........................................  (1,015,498)       28,621
                                                              ----------      --------
          Total Stockholder's Equity........................   2,212,600       770,921
                                                              ----------      --------
          Total Liabilities and Stockholder's Equity........  $3,185,272      $871,771
                                                              ==========      ========

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS


                                                                         AS OF
                                                              ---------------------------
                                                               JUNE 30,      DECEMBER 31,
                                                                 1999            1998
                                                              -----------    ------------
                                                              (UNAUDITED)     (AUDITED)
Current Assets:
  Cash and Marketable Securities............................  $ 1,306,880     $  96,384
  Other Current Assets......................................    1,106,648       215,499
                                                              -----------
Total Current Assets........................................    2,413,528       311,883
Other Assets................................................      771,644       491,337
                                                              -----------     ---------
          Total Assets......................................  $ 3,185,272     $ 803,220
                                                              ===========     =========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities.........................................  $   695,628     $ 283,343
Other Liabilities...........................................      117,701        26,962
                                                              -----------
Total Liabilities...........................................      813,329       310,305
                                                              -----------     ---------
Minority Interest in Consolidated Subsidiary................  $   159,343            --
Stockholder's Equity:
  Common Stock, $.001 par value; 40,000,000 shares
     authorized, issued and outstanding as of June 30.......        5,581         3,513
  Preferred Stock, $.001 par value; 10,000,000 shares
     authorized, issued and outstanding as of June 30.......           --        50,000
  Additional Paid-In Capital................................    3,222,518       874,415
  Retained Earnings.........................................   (1,015,498)     (435,013)
                                                              -----------     ---------
          Total Stockholder's Equity........................    2,212,600       492,915
                                                              -----------     ---------
          Total Liabilities and Stockholder's Equity........  $ 3,185,272     $ 803,220
                                                              ===========     =========

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Revenues....................................................  $1,703,125     $  623,090
Operating Expenses..........................................   2,006,936        435,716
Net Income (Loss) from Operations...........................    (303,811)       187,374
Other Income (Expense)......................................      53,098          5,016
Net Income (Loss)...........................................    (250,713)       192,390
Earnings Per Share (EPS)
  Basic earnings (loss) per share...........................  $   (.0407)    $   0.0688
  Diluted earnings (loss) per share.........................  $   (.0289)    $   0.0688
Basic Shares Outstanding....................................   6,154,700      2,798,000
Diluted Shares Outstanding..................................   8,663,100      2,798,000

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                              SIX MONTHS     TWELVE MONTHS
                                                                 ENDED           ENDED
                                                               JUNE 30,       DECEMBER 31,
                                                                 1999             1998
                                                              -----------    --------------
                                                              (UNAUDITED)      (AUDITED)
Revenues....................................................  $1,703,125       $1,042,646
Operating Expenses..........................................   2,006,936        1,193,077
Net Income (Loss) from Operations...........................    (303,811)        (150,431)
Other Income (Expense)......................................      53,098         (135,645)
Net Income (Loss)...........................................    (250,713)        (286,076)
Earnings Per Share (EPS)
  Basic earnings (loss) per share...........................  $   (.0407)      $   (0.090)
  Diluted earnings (loss) per share.........................  $   (.0289)      $   (0.090)
Basic Shares Outstanding....................................   6,154,700        3,165,500
Diluted Shares Outstanding..................................   8,663,100        3,170,500

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Cash Flows from Operating Activities:
Net Income..................................................  $  (250,713)    $ 192,390
Adjustments to Reconcile net income to net cash provided by
  operating activities:
  Depreciation and Amortization.............................       23,114
  Changes in Accounts Receivable............................      119,187       (30,050)
  Changes in Other Assets...................................       84,750       (59,781)
  Changes in Trade Payables and Other Liabilities...........      412,285      (139,250)
          NET CASH PROVIDED BY OPERATING ACTIVITIES.........      388,623       (36,691)
Cash Flows from Investing Activities:
  Additions to Property and Equipment.......................     (301,261)      (76,916)
  Other Additions...........................................   (1,136,935)
          NET CASH USED IN INVESTING ACTIVITIES.............   (1,438,196)      (76,916)
Cash Flows from Financing Activities:
  Principal Payments on Capital Lease Obligations...........       91,081
  Minority Interest in Subsidiaries.........................      159,000            --
  Proceeds from Issuing Common Stock........................    1,612,525       212,418
  Proceeds from Issuing Preferred Stock.....................      (50,000)
          NET CASH USED IN FINANCING ACTIVITIES.............    1,812,606       212,418
          NET INCREASE IN CASH AND CASH EQUIVALENTS.........      763,033        98,811
          CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR......       17,888         2,997
          CASH AND CASH EQUIVALENTS, END OF YEAR............  $   780,921     $ 101,808

                           1ST NET TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                              SIX MONTHS     TWELVE MONTHS
                                                                 ENDED           ENDED
                                                               JUNE 30,       DECEMBER 31,
                                                                 1999             1998
                                                              -----------    --------------
                                                              (UNAUDITED)      (AUDITED)
Cash Flows from Operating Activities:
Net Income..................................................  $  (250,713)     $(286,076)
Adjustments to Reconcile net income to net cash provided by
  operating activities:
  Depreciation and Amortization.............................       23,114         27,457
  Changes in Accounts Receivable............................      119,187       (157,701)
  Changes in Other Assets...................................       84,750         31,995
  Changes in Trade Payables and Other Liabilities...........      412,285         29,230
          NET CASH PROVIDED BY OPERATING ACTIVITIES.........      388,623       (355,095)
Cash Flows from Investing Activities:
  Additions to Property and Equipment.......................     (301,261)      (127,224)
  Other Additions...........................................   (1,136,935)        89,767
          NET CASH USED IN INVESTING ACTIVITIES.............   (1,438,196)       (37,457)
Cash Flows from Financing Activities:
  Principal Payments on Capital Lease Obligations...........       91,081        (11,170)
  Minority Interest in Subsidiaries.........................      159,000             --
  Proceeds from Issuing Common Stock........................    1,612,525        450,000
  Proceeds from Issuing Preferred Stock.....................      (50,000)       (31,387)
          NET CASH USED IN FINANCING ACTIVITIES.............    1,812,606        407,443
          NET INCREASE IN CASH AND CASH EQUIVALENTS.........      763,033         14,891
          CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR......       17,888          2,997
          CASH AND CASH EQUIVALENTS, END OF YEAR............      780,921         17,888

                    [CORDOVANO AND HARVEY, P.C. LETTERHEAD]



                   TO THE BOARD OF DIRECTORS AND SHAREHOLDERS


                           1ST NET TECHNOLOGIES, INC.



                          INDEPENDENT AUDITORS' REPORT



     We have audited the balance sheet of 1st Net Technologies, Inc. as of December 31, 1997 and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Net Technologies, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                                          /s/ Cordovano and Harvey, P.C.


                                          Cordovano and Harvey


Denver, Colorado


March 31, 1998

                           1ST NET TECHNOLOGIES, INC.



                                 BALANCE SHEET


                               DECEMBER 31, 1997



                                     ASSETS



CURRENT ASSETS
  Cash......................................................  $   2,997
  Accounts receivable.......................................        140
  Marketable securities (Note C)............................    167,402
  Automobiles held for sale (Note F)........................    400,000
  Prepaid expenses..........................................         50
                                                              ---------
          TOTAL CURRENT ASSETS..............................    570,589
                                                              ---------
PROPERTY AND EQUIPMENT,
  net of accumulated depreciation of $2,369 (Note D)........     14,692
ORGANIZATION COSTS,
  net of accumulated amortization of $519...................      3,932
INTANGIBLE ASSETS,
  net of accumulated amortization of $3,000 (Note E)........     17,000
                                                              ---------
                                                              $ 606,213
                                                              =========

                 LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
  Accounts payable, related party (Note B)..................  $  12,500
  Accounts payable..........................................      5,263
  Accrued expenses..........................................      6,435
  Demand notes payable (Note G).............................     43,900
  Due to related parties (Note B)...........................     71,900
  Deferred revenue (Note G).................................    100,102
                                                              ---------
          TOTAL CURRENT LIABILITIES.........................    240,100
                                                              ---------
COMMITMENTS (Note H)........................................         --
SHAREHOLDER'S EQUITY
  Common stock, $.001 par value, 50,000,000 shares
     authorized, 2,798,000 shares issued
     and outstanding........................................      2,798
  Capital paid in excess of par.............................    506,252
  Retained deficit..........................................   (142,937)
                                                              ---------
          TOTAL SHAREHOLDER'S EQUITY........................    366,113
                                                              ---------
                                                              $ 606,213
                                                              =========



  See accompanying summary of significant accounting policies and notes to the financial statements.

                           1ST NET TECHNOLOGIES, INC.



                            STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1997



REVENUE
  Consulting and internet hosting...........................  $   26,057
  Web page design...........................................      19,923
  Consulting in exchange for stock (Notes H & I)............      95,368
                                                              ----------
          TOTAL REVENUE.....................................     141,348
                                                              ----------
OPERATING EXPENSES
  Salary, wages and payroll taxes...........................     158,510
  Advertising...............................................      46,399
  Internet..................................................      31,232
  Professional fees.........................................      20,725
  Rent, paid to an affiliate (Note B).......................      14,410
  Telephone.................................................       8,717
  Depreciation and amortization.............................       5,888
  Gain on sale of marketable securities (Note C)............     (34,981)
  Other.....................................................      32,765
                                                              ----------
                                                                 283,665
                                                              ----------
          (LOSS) FROM OPERATIONS............................    (142,317)
                                                              ----------
OTHER INCOME (EXPENSE)
  Interest..................................................        (620)
                                                              ----------
                                                                    (620)
                                                              ----------
          NET (LOSS) BEFORE INCOME TAXES....................    (142,937)
INCOME TAXES (NOTE J)
  Current benefit...........................................     (47,104)
  Deferred expense..........................................      47,104
                                                              ----------
                                                              $ (142,937)
                                                              ==========
Basic loss per common share.................................  $    (0.07)
                                                              ==========
Basic weighted average common shares outstanding............   2,090,333
                                                              ==========



  See accompanying summary of significant accounting policies and notes to the financial statements.

                           1ST NET TECHNOLOGIES, INC.



                       STATEMENT OF SHAREHOLDER'S EQUITY


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                               COMMON STOCK         CAPITAL
                                            ------------------   PAID IN EXCESS   RETAINED
                                             SHARES     AMOUNT       OF PAR        DEFICIT      TOTAL
                                            ---------   ------   --------------   ---------   ---------
Balance, December 31, 1996................  1,800,000   $1,800      $     --      $      --   $   1,800
Shares issued for cash in public stock
  offering (Note K).......................    598,000      598       148,902             --     149,500
Costs associated with public stock
  offering................................         --       --       (42,250)            --     (42,250)
Shares issued for cash (Note K)...........    400,000      400       399,600             --     400,000
Net loss for the year ended December 31,
  1997....................................         --       --            --       (142,937)   (142,937)
                                            ---------   ------      --------      ---------   ---------
          BALANCE, DECEMBER 31,1997.......  2,798,000   $2,798      $506,252      $(142,937)  $ 366,113
                                            =========   ======      ========      =========   =========



  See accompanying summary of significant accounting policies and notes to the financial statements.

                           1ST NET TECHNOLOGIES, INC.



                            STATEMENT OF CASH FLOWS


                      FOR THE YEAR ENDED DECEMBER 31, 1997



OPERATING ACTIVITIES
  Net (loss)................................................  $(142,937)
  Transactions not requiring cash:
     Depreciation and amortization..........................      5,888
     Gain on sale of marketable securities (Note C).........    (34,981)
  Changes in current assets and current liabilities:
     Receivables, marketable securities, and other current
      assets................................................   (167,592)
     Accounts payable, working capital advances and accrued
      expenses..............................................    240,100
                                                              ---------
          NET CASH (USED IN) OPERATING ACTIVITIES...........    (99,522)
                                                              ---------
INVESTING ACTIVITIES
  Deposit paid for purchase of automobiles (Note F).........   (400,000)
  Purchases of property and equipment.......................    (18,330)
  Payments for organization costs...........................     (2,651)
  Payments for intangible assets (Note E)...................    (10,000)
                                                              ---------
          NET CASH (USED IN) INVESTING ACTIVITIES...........   (430,981)
                                                              ---------
FINANCING ACTIVITIES
  Proceeds from the issuance of common stock (Note K).......    549,500
  Costs associated with public stock offering...............    (16,000)
                                                              ---------
          NET CASH PROVIDED BY FINANCING ACTIVITIES.........    533,500
                                                              ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................      2,997
Cash and cash equivalents, beginning of year................         --
                                                              ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $   2,997
                                                              =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest and income taxes...................  $      --



  See accompanying summary of significant accounting policies and notes to the financial statements.

                           1ST NET TECHNOLOGIES, INC.



                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


                               DECEMBER 31, 1997



CASH EQUIVALENTS



     For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.



USE OF ESTIMATES



     The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.



PROPERTY AND EQUIPMENT



     Property and equipment are recorded at cost and are depreciated using the straight-line method over the useful lives, estimated to be five years, beginning at the time the assets are placed in operation.



     Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and betterments are capitalized.



INTANGIBLE ASSETS



     Intangible assets, recorded at cost, consist of the tradename, internet shopping mail, and organizational costs associated with the formation of the Company. Amortization is calculated by the straight-line method over a period of five years for all. intangible assets. Amortization expense for the year ended December 31, 1997 was $3,519.



REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE



     The Company recognizes revenue upon delivery of the product or completion of the services. Bad debt expense for the year ended December 31, 1997 was minimal and management believes all accounts receivable recorded at December 31, 1997 will be collected, therefore no allowance for bad debts was established at December 31, 1997.



INCOME TAXES



     The Company reports income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements.



INCOME TAXES CONCLUDED



     Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.



MARKETABLE SECURITIES



     Marketable securities consist of equity securities, or the rights to obtain equity securities (options), in the common stock of three different publicly traded companies, whose common stock is thinly traded over-the-

                           1ST NET TECHNOLOGIES, INC.

                               DECEMBER 31, 1997



counter. All equity securities are considered "trading" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, unrealized gains and losses on equity securities are reflected in operations.



     Market value, as of the balance sheet date, is determined by management's estimate, which is based on quoted market prices, percentage of trading volume and the most recent prices the Company has received for sales of the security. Net realized gains or losses are determined on the specific identification cost method and are charged to operations.



NEW ACCOUNTING PRONOUNCEMENT



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion No. 5, "Earnings Per Share". SFAS 128 requires dual presentation of basic and, where applicable, diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share, which utilizes the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully-diluted earnings per share. SFAS 128 is effective for the Company in 1997. However, the Company has a simple capital structure for the period presented and, therefore, there is no effect on the earnings per share presented due to the Company's adoption of SFAS 128.

                           1ST NET TECHNOLOGIES, INC.



                         NOTES TO FINANCIAL STATEMENTS


                               DECEMBER 31, 1997



NOTE A: NATURE OF ORGANIZATION



     1st Net Technologies, Inc. ("the Company") was originally organized as Snow Eagle Investments, Inc. under the laws of the State of Colorado on May 14, 1990. In April 1997, the Company purchased certain assets, and tradename of an internet shopping mall doing business as 1st NetZing Mall. Subsequent to the acquisition of the assets and tradename of 1st NetZing Mall, the Company changed its name from Snow Eagle Investments, Inc. to 1st Net Technologies, Inc. Prior to its acquisition of 1st NetZing Mall the Company had no operations.



     The Company is in the Internet commerce and services business offering goods and services to Internet consumers except, during 1997, the purchase of automobiles for resale, was not in the Company's ordinary course of business. See Note F.



NOTE B: RELATED PARTY TRANSACTIONS



     During the period ended December 31, 1997, the Company entered into an agreement with an affiliate whereby the affiliate would provide $30,000 in consulting services to the Company, of which $15,000 is included in the accompanying financial statements as offering costs. As of December 31, 1997, $12,500 for services, related to the consulting agreement, is included in accounts payable. The affiliate also advanced the Company approximately $60,000 during 1997, of which the Company repaid $25,500 during the year. The remaining balance of $34,500 is included in the accompanying financial statements as due to related parties. In addition, during the year ended December 31, 1997 the Company subleased office space from the affiliate, for total rent payments of $14,410.



     Further, in 1997 the Company entered into an agreement with an employee to sell to the employee certain investments the Company holds in marketable securities. At December 31, 1997 the securities were not delivered to the employee, and the amount received for the securities, $25,000 is recorded as a current liability, due to related parties.



     During the period ended December 31, 1997, an officer advanced the Company a total of $3,900 of which $1,500 was repaid. The remaining $2,400 is included in the accompanying financial statements as due to related parties.



     The Company issued notes payable to a shareholder. The note is due on demand and bears interest at 12%. The amount outstanding on the note at December 31, 1997 was $1 0,000 and is recorded in due to related parties.



     In 1996, prior to the Company commencing operations, the Company issued 1,800,000 shares of its $.001 common stock to an officer (whom has subsequently resigned) of the Company for services related to the organization of the Company. The services were valued at $1,800 and are included in the accompanying financial statements as part of organization costs.



NOTE C: MARKETABLE SECURITIES



     The Company's marketable securities are considered trading and had a fair market value of $167,402 on December 31, 1997. The following is a summary of the marketable securities at December 31, 1997:



Equity securities...........................................  $ 78,422
Common stock options (Note H)...............................    88,980
Gross unrealized gains......................................        --
Gross unrealized losses.....................................        --
                                                              --------
          Equity securities at fair value...................  $167,402
                                                              ========

                           1ST NET TECHNOLOGIES, INC.

                               DECEMBER 31, 1997



     The following is a summary of investment earnings recognized in income during the year ended December 31, 1997:



Realized gains..............................................  $ 57,818
Realized (losses)...........................................   (23,337)
                                                              --------
Dividends earned............................................       500
                                                              --------
Gain (loss) on marketable securities........................  $ 34,981
                                                              ========



NOTE D: PROPERTY AND EQUIPMENT



     Property and equipment at December 31, 1997, consists of:



Computer Equipment..........................................  $13,360
Office furniture & equipment................................    3,701
                                                              -------
          Total.............................................   17,061
Accumulated depreciation....................................   (2,369)
                                                              -------
                                                               14,692
                                                              =======



     Depreciation expense for the year ended December 31, totaled $2,369.



NOTE E: ACQUISITION OF 1ST NETZING MALL



     On April 7, 1997, the Company acquired certain assets of 1st Net Technologies, LLC which included the tradename, trademarks, clients and programming code of an internet shopping mall known as 1st NetZing Mall for $10,000 in cash and a promissory note payable to the seller for $1 0,000 for a total purchase price of $20,000. At December 31, 1997 the promissory note was paid in full.



     The transaction was recorded as a purchase in accordance with Accounting Principles Board Opinion No. 16. Once determining the fair value of tangible and intangible assets acquired, the full purchase price was allocated to the acquisition of the tradename, trademarks and technology associated with the internet shopping mall. The $20,000 is recorded as an intangible asset and is being amortized over five years on a straight-line basis.



NOTE F: AUTOMOBILES HELD FOR SALE



     On November 5, 1997 the Company entered into an agreement to purchase eight automobiles from Laforza Automobiles, Inc. ("LaForza") for which the Company paid $400,000. The vehicles are to be delivered to the Company beginning no later than March 30, 1998, with final delivery no later than August 30, 1998. Management plans to resell the vehicles. Further, the Company entered into a consulting agreement with Laforza whereby the Company would provide internet consulting and web page design services to Laforza. -- See Note H.

                           1ST NET TECHNOLOGIES, INC.

                               DECEMBER 31, 1997



NOTE G: DEMAND NOTES PAYABLE



     Demand notes, non-related parties, consisted of the following at December 31, 1997:



                                                              AMOUNT
                                                              -------
Note payable, twelve percent interest rate, unsecured.......  $20,000
Note payable, twelve percent interest rate, unsecured.......   15,000
Note payable no interest rate, unsecured....................    5,000
Note payable no interest rate, unsecured....................    3,900
                                                              -------
          Total demand notes payable........................  $43,900
                                                              =======



NOTE H: COMMITMENTS AND CONTINGENCIES



     OPERATING LEASE -- The Company entered into an operating lease, whereby it subleases office space from an affiliate. The sublease commenced February 1, 1997 and expires February 1, 1998. Rent during 1997 was $14,409. Future minimum lease payments total $4,780 due in 1998.



     DEFERRED REVENUE -- As discussed in Note F, the Company received, in advance, payment for an 18-month consulting contract with LaForza, beginning August 13, 1997. Payment was in the form of an option, fully exercisable at $.50 per share, to purchase 150,000 free-trading shares of Laforza Automobiles, Inc. During the period August 13, 1997 through December 31, 1997, the Company exercised 50,000 of the options, for which it sold the shares for approximately $56,745. The Laforza common stock is thinly traded over-the-counter. The determination of the value of the options, in management's opinion was more readily determinable than the value of the services to be provided over eighteen months. Therefore, based on the cash proceeds from the sale of the common stock received from the exercise of the options, the 150,000 options have been valued at $133,470. At December 31, 1997, approximately twenty-five percent of the consulting contract was completed, therefore the Company has recorded revenue of $33,368 and has deferred the remaining $100,102 until the earnings process has been completed.



     In accordance with SFAS No. 115, the Company evaluated the market value of the unexercised options at December 31, 1997 and determined that market approximated the Company's recorded book value.



NOTE I: SIGNIFICANT CUSTOMERS



     During 1997, sales to one customer accounted for approximately 53% of the Company's total revenue. Further, 67% of the Company's revenue was in the form of common stock received for payment versus cash sales. During the year, the Company received approximately $109,243 in cash received for the sale of the securities. The excess of the proceeds received for the stock over the Company's recognized revenue for which stock was the payment, totaled $13,875 and is included in gain on the sale of marketable securities.



NOTE J: INCOME TAXES



     A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:



U.S. federal statutory graduated rate.......................   26.08%
State income tax rate, net of federal benefit...............    6.87%
Net operating loss for which no tax benefit is currently
  available.................................................  (32.95)%
                                                              ------
                                                                  --%
                                                              ======



     At December 31, 1997 deferred taxes consisted of a net tax asset due to operating loss carryforwards of $47,104 which was fully allowed for in the valuation allowance of $47,104. The valuation allowance offsets the

                           1ST NET TECHNOLOGIES, INC.

                               DECEMBER 31, 1997



net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the year ended December 31, 1997 totaled $47,104. Net operating loss carryforwards will expire in 2012.



     The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.



NOTE K: PUBLIC OFFERING



     Beginning on June 5, 1997 the Company circulated a confidential offering memorandum whereby it offered the sale of a maximum of 600,000 shares of its $.001 par value common stock at $.25 per share. The Company offered its stock on a best efforts basis. The Company sold 598,000 shares for proceeds of $149,500. The offering was self-underwritten. The shares were sold pursuant to an exemption from registration provided by Rule 504 of Regulation D under the Securities Act of 1933.



     On October 28, 1997, the Company's board of directors approved the issuance of an additional 400,000 shares of the Company's common, stock, to be sold at an offering price of $1.00 per share. The offering was made under Regulation D, Rule 504 of the Securities Act of 1933 and California Code 25102(f). The shares were sold to one shareholder for $400,000.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors


The Children's Technology Group, Inc.



     We have audited the accompanying balance sheet of The Children's Technology Group, Inc. R Tummy Busters, Inc. (a development stage company) (the "Company") as of April 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from July 30, 1998 (date of inception) through April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 1999, and the results of its operations and its cash flows for the period from July 30, 1998 (date of inception) through April 30, 1999 in conformity with generally accepted accounting principles.



     As discussed in Note 1, the Company has been in the development stage since its inception on July 30, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to raise funds through debt or equity offerings, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.



                                          CORBIN & WERTZ



Irvine, California


September 20, 1999

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                                 BALANCE SHEET


                                 APRIL 30, 1999



                                     ASSETS



Cash........................................................  $  465,650
Computer equipment..........................................       1,007
Licenses....................................................   8,000,000
Other assets................................................      15,000
                                                              ----------
          Total assets......................................  $8,481,657
                                                              ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Accrued liabilities.......................................  $  176,000
                                                              ----------
Stockholders' equity:
  Common stock, $0.001 par value; 50,000,000 shares
     authorized; 630,000 shares issued and outstanding......         630
  Additional paid-in capital................................   8,353,484
  Deficit accumulated during the development stage..........     (48,457)
                                                              ----------
          Total stockholders' equity........................   8,305,657
                                                              ----------
          Total liabilities and stockholders' equity........  $8,481,657
                                                              ==========



See independent auditors' report and accompanying notes to financial statements.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                            STATEMENT OF OPERATIONS


             FOR THE PERIOD FROM JULY 30, 1998 (DATE OF INCEPTION)


                             THROUGH APRIL 30, 1999



Selling, general and administrative expenses................  $ 47,657
Provision for taxes.........................................       800
                                                              --------
Net loss....................................................  $(48,457)
                                                              ========



See independent auditors' report and accompanying notes to financial statements.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                       STATEMENT OF STOCKHOLDERS' EQUITY


             FOR THE PERIOD FROM JULY 30, 1998 (DATE OF INCEPTION)


                             THROUGH APRIL 30, 1999



                                                                             DEFICIT
                                         COMMON STOCK      ADDITIONAL      ACCUMULATED          TOTAL
                                       -----------------    PAID-IN        DURING THE       STOCKHOLDERS'
                                        SHARES    AMOUNT    CAPITAL     DEVELOPMENT STAGE      EQUITY
                                       --------   ------   ----------   -----------------   -------------
Balances, July 30, 1998..............        --   $  --    $       --       $     --         $       --
Issuance of common stock to founders
  on August 30, 1998.................   870,000     870         2,480             --              3,350
Common stock issued in connection
  with a private placement for $0.40
  per share dated August 10, 1998:
     December 1998...................    77,750      78        31,022             --             31,100
     January 1999....................     5,500       5         2,195             --              2,200
     February 1999...................    79,250      79        31,621             --             31,700
Common stock issued in connection
  with a private placement for $2.00
  per share dated March 3, 1999, less
  offering costs of $249,236.........   467,500     468       685,296             --            685,764
Fair market value of warrants issued
  on April 19, 1999..................        --      --     7,600,000             --          7,600,000
Surrender of common stock from
  founders on April 22, 1999.........  (870,000)   (870)          870             --                 --
Net loss.............................        --      --            --        (48,457)           (48,457)
                                       --------   -----    ----------       --------         ----------
Balances, April 30, 1999.............   630,000   $ 630    $8,353,484       $(48,457)        $8,305,657
                                       ========   =====    ==========       ========         ==========



See independent auditors' report and accompanying notes to financial statements.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                            STATEMENT OF CASH FLOWS


             FOR THE PERIOD FROM JULY 30, 1998 (DATE OF INCEPTION)


                             THROUGH APRIL 30, 1999



Cash flows from operating activities:
  Net loss..................................................  $ (48,457)
  Increase in accrued liability.............................     20,000
                                                              ---------
  Net cash used in operating activities.....................    (28,457)
                                                              ---------
Cash flows from investing activities:
  Purchases of computer equipment...........................     (1,007)
  Purchases of licenses.....................................   (400,000)
  Other assets..............................................    (15,000)
                                                              ---------
  Net cash used in investing activities.....................   (416,007)
                                                              ---------
Cash flows provided by financing activities:
  Net proceeds from issuance of stock, net of offering costs
     of $93,236.............................................    910,114
                                                              ---------
Net increase in cash........................................    465,650
Cash at beginning of period.................................         --
                                                              ---------
Cash at end of period.......................................  $ 465,650
                                                              =========
Supplemental disclosure of cash flow information --
  Cash paid during period for:
     Interest...............................................  $      --
                                                              =========
     Income and franchise taxes.............................  $      --
                                                              =========



Supplemental disclosure of non-cash investing and financing activities:
  During the current period ended April 30, 1999, the Company issued warrants to purchase 4,000,000 shares of common stock to a third party valued at $7,600,000, in connection with a license agreement (see Notes 2 and 3).



  The Company accrued offering costs of $156,000, which were paid after April 30, 1999 through the issuance of shares and options (see Note 6).



See independent auditors' report and accompanying notes to financial statements

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                         NOTES TO FINANCIAL STATEMENTS


             FOR THE PERIOD FROM JULY 30, 1998 (DATE OF INCEPTION)


                             THROUGH APRIL 30, 1999



NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES



  Organization and Operations



     The Children's Technology Group, Inc. f.k.a. Tummy Busters, Inc. (a development stage company) (the "Company"), a Nevada corporation, was incorporated on July 30, 1998. The Company has been in the development stage since its formation and is primarily engaged in raising capital, obtaining financing, advertising and promoting the Company, and administrative functions. The Company intends to develop and operate online communities for children.



  Basis of Presentation



     The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company's losses from operations through April 30, 1999 and lack of operational history, among other matters, raise substantial doubt about its ability to continue as a going concern. The Company intends to fund operations through debt and equity financing arrangements which management believes will be sufficient to fund its capital expenditures, working capital requirements and other cash requirements for the fiscal year ending December 31, 1999 (see Note 6).



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the realizability of mergers of other long-lived assets. Actual results could differ from those estimates.



  Risks and Uncertainties



     The Company is a start up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.



  Computer Equipment



     Computer equipment is stated at cost. Depreciation is computed using the straight-line method over the useful life of 3 years.



     Betterments, renewals, and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.



  Licenses and Other Assets



     Licenses and other assets are stated at cost. Amortization is computed using the straight-line method over the estimated useful lives of the related agreements ranging from 3 to 10 years.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


             FOR THE PERIOD FROM JULY 30, 1998 (DATE OF INCEPTION)


                             THROUGH APRIL 30, 1999



NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)


  Long Lived Assets



     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS No. 121, the Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on its analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at April 30, 1999.



  Common Stock -- Reverse Stock Splits



     In April 1999, the Company's board of directors approved a one-for-four reverse stock split. Par value remained at $0.001 per share. All references throughout these financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated to reflect the reverse stock split.



  Stock-Based Compensation



     During 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income
(loss), as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.



  Revenue Recognition



     The Company will recognize revenue during the month in which services are provided.



  Income Taxes



     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.



NOTE 2 -- LICENSES



     In April 1999, the Company entered into an exclusive license agreement with 1st Net Technologies, Inc. ("1st Net") whereby 1st Net granted to the Company a worldwide exclusive license to use the Crayon

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


             FOR THE PERIOD FROM JULY 30, 1998 (DATE OF INCEPTION)


                             THROUGH APRIL 30, 1999



NOTE 2 -- LICENSES (CONTINUED)


Crawler web browser and community software programs for $400,000 in cash and a 5% royalty on related sales (not less than $25,000 per month). The license agreement expires April 2002.



     In April 1999, the Company entered into a non-exclusive license agreement with 1st Net whereby 1st Net granted to the Company a worldwide non-exclusive license agreement to use the Mindwalker Series web browser and community software programs in exchange for a warrant to purchase 4,000,000 shares of the Company's common stock valued at $7,600,000 (see Note 3), a 5% royalty on related sales and an exclusive license to the Company's R-Site web site. The license agreement expires April 2002.



NOTE 3 -- WARRANTS



     From time to time, the Company issues warrants pursuant to various agreements. Under the terms of a license agreement (see Note 2), the Company granted 1st Net a warrant to purchase 4,000,000 shares of the Company's stock at an exercise price of $.10 per share (fair market value at the date of warrant was granted estimated by the Company to be $2.00 at April 19, 1999 based on recent stock sales to third parties). The warrants vested on the date of grant and were exercised subsequent to the period ended April 30, 1999 (see Note 6). The fair value of the warrant granted during the period ended April 30, 1999 to 1st Net was estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) average volatility of 0%, (iii) weighted-average risk-free interest rate of approximately 6.2% and (iv) expected life of one month. As a result the Company capitalized $7,600,000 pursuant to the license agreement at April 19, 1999.



NOTE 4 -- STOCKHOLDERS' EQUITY



     In August 1998, the Company issued to its founder 870,000 shares of common stock for $3,350. These shares were subsequently surrendered to the Company on April 22, 1999.



     In August 1998, the Company issued 162,500 shares of its common stock for $65,000 in cash.



     In March 1999, the Company issued 467,500 shares of its common stock for $685,764 in cash, net of offering costs of $249,236.



NOTE 5 -- INCOME TAXES



     The provision for income taxes for the period ended April 30, 1999 consists of minimum state taxes only.



     Significant reconciling items between the Company's reported income tax provision and the benefit computed by applying the U.S. Federal income tax rate of 34% to loss before provision for income taxes result primarily from changes in the valuation allowance for deferred tax assets and state income taxes.



     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at April 30, 1999 are presented below:



Deferred tax assets:
  Net operating loss carryforwards..........................  $ 16,500
  Less valuation allowance..................................   (16,500)
                                                              --------
     Net deferred tax assets................................  $     --
                                                              ========

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.


                           F.K.A. TUMMY BUSTERS, INC.


                         (A DEVELOPMENT STAGE COMPANY)



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


             FOR THE PERIOD FROM JULY 30, 1998 (DATE OF INCEPTION)


                             THROUGH APRIL 30, 1999



NOTE 6 -- SUBSEQUENT EVENTS



     In May 1999, 1st Net exercised its warrant to purchase 4,000,000 shares of common stock at $0.10 per share in connection with a License Agreement (see Notes 2 and 3) and acquired an 86% interest in the Company.



     In May 1999, the Company entered into an agreement with an executive recruiting firm (the "Firm") whereby the Firm will offer its services for recruiting key management personnel in exchange for $30,000 in cash and common stock valued at $30,000 upon completion of the agreement.



     In September 1999, the Company is contemplating an offering of 1,000,000 units at $4.00 per unit. Each unit may consist of one share of Series A convertible preferred stock and warrant to purchase one share common stock at an exercise price of $8.00 per share, subject to approval by the stockholders.



     In August 1999, the Company issued 10,000 shares of common stock (with a fair market value at $2.00 per share) to a third party for consulting services rendered and accrued at April 30, 1999.



     In August 1999, the Company issued 25,000 shares of common stock (with a fair market value of $2.00 per share) to an officer for fund raising activities rendered and accrued at April 30, 1999.



     In August 1999, the Company issued options to purchase 100,000 shares of common stock (at a price of $1.00 per share) for fund raising activities rendered and accrued at April 30, 1999.



     In August 1999, pursuant to an employment agreement, the Company issued options to purchase 100,000 shares of common stock (at a price of $1.00 per share) to an officer.

                                 EXHIBIT INDEX



    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
       3.1    Articles Of Amendment And Restatement Of 1st Net
              Technologies, Inc. Filed On December 11, 1998(1)
       3.2    Amended And Restated Bylaws Of 1st Net Technologies, Inc.
              Dated June 24, 1999(1)
       4.1    Specimen Of 1st Net Technologies, Inc.'s Common Stock
              Certificate(1)
       4.2    1st Net Technologies, Inc.'s Series "A" Preferred Warrant
              Agreement(1)
       4.3    Warrant Agreement By And Between 1st Net Technologies, Inc.
              And Children's Technology Group Dated April 19, 1999(1)
      *4.4    Warrant Agreement Dated April 1, 1999 By And Between 1st Net
              Technologies, Inc. And No Fear, Inc.(1)
      *4.5    Warrant Agreement Dated April 1, 1999 By And Between 1st Net
              Technologies, Inc. And Eric Baker(1)
       4.6    1st Net Technologies, Inc.'s 1999 Incentive Stock Option
              Plan(1)
       4.7    1st Net Technologies, Inc.'s 1999 Non-Qualified Stock Option
              Plan Dated January 4, 1999(1)
      10.1    Investment Banking Agreement Dated As Of March 1, 1998 By
              And Between 1st Net Technologies, Inc. And Entrepreneur
              Investments, LLC(1)
     *10.2    Internet Marketing And Joint Venture Agreement By And
              Between 1st Net Technologies, Inc. And Nicklebys.com, Inc.
              Dated January 14, 1999(1)
     *10.3    Web Site Development, Service And Revenue Sharing Agreement
              By And Between 1st Net Technologies, Inc. And No Fear, Inc.
              Dated April 1, 1999(1)
     *10.4    Profit Sharing Agreement By And Between 1st Net
              Technologies, Inc. And Netsol USA, Inc. Dated July 6,
              1999(1)
      10.5    Stock Acquisition Agreement By And Between 1st Net
              Technologies, Inc. And MC32, Inc. Dated As Of August 15,
              1998(1)
      10.6    Stock Acquisition Agreement By And Between 1st Net
              Technologies, Inc. And Spirit 32 Development Corporation
              Dated As Of January 22, 1999(1)
      10.7    Stock Acquisition Agreement By And Between 1st Net
              Technologies, Inc. And SSP Management Corporation Dated As
              Of January 26, 1999(1)
      10.8    Technology License Agreement By And Between 1st Net
              Technologies, Inc. And Children's Technology Group, Inc.
              Dated As Of April 19, 1999(1)
      10.9    Technology License Agreement By And Between 1st Net
              Technologies, Inc. And Children's Technology Group, Inc.
              Dated As Of May 1, 1999(1)
     10.10    Employment Agreement By And Between 1st Net Technologies,
              Inc. And Lawrence K. Kimball Dated April 19, 1999(1)
     10.11    Outside Director's Agreement By And Between 1st Net
              Technologies, Inc. And Steven J. Santamaria Dated May 1,
              1999(1)
     10.12    Standard Industrial/Commercial Multi-Tenant Lease By And
              Between 1st Net Technologies, Inc. And Entrepreneur
              Investments, LLC Dated June 1, 1998(1)
     10.14    Consulting Agreement By And Between 1st Net Technologies,
              Inc. And Mariah Communications, Inc. Dated As Of August 15,
              1998(1)
     10.15    Internet Web Site Development Agreement Dated November 9,
              1998 By And Between 1st Net Technologies, Inc. And La Jolla
              Fresh Squeezed Coffee, Inc.(1)
        11    Statement Re: Computation Per Share Earnings(1)

    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
      16.1    Letter From Cordovano & Harvey, P.C. Regarding Change In
              Certifying Accountant(1)
      16.2    Letter From Bewley, Argy & Company Regarding Change In
              Certifying Accountant(1)
        21    Subsidiaries Of 1st Net Technologies, Inc.(1)
      23.1    Consent Of Corbin & Wertz(1)
        24    Power Of Attorney(1)
        27    Financial Data Schedule(2)


---------------

 * Confidential Treatment Requested. These exhibits omit certain confidential information that has been filed separately with the Commission.



(1) Previously filed.



(2) Filed herewith.